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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

FALCON FINANCIAL INVESTMENT TRUST
(Name of Subject Company)

FALCON FINANCIAL INVESTMENT TRUST
(Name of Person Filing Statement)

COMMON SHARES OF BENEFICIAL INTEREST,
PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

306032 10 3
(CUSIP Number of Class of Securities)

David A. Karp
President and Chief Financial Officer
Falcon Financial Investment Trust
15 Commerce Road
Stamford, Connecticut 06902
(203) 967-0000

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

With a Copy to:

J. Warren Gorrell, Jr., Esq.
Stuart A. Barr, Esq.
John B. Beckman, Esq.
Hogan & Hartson L.L.P.
555 13th Street, N.W.
Washington, D.C. 20004
(202) 637-5600

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the accompanying Exhibits and Annexes, the "Statement") relates is Falcon Financial Investment Trust, a Maryland real estate investment trust ("Falcon"). The address of the principal executive offices of Falcon is 15 Commerce Road, Stamford, Connecticut 06902. The telephone number of Falcon at its principal executive offices is (203) 967-0000.

        The title of the class of equity securities to which this Statement relates is the common shares of beneficial interest, par value $0.01 per share (the "Shares"), of Falcon. As of January 19, 2005, there were 15,965,232 Shares outstanding, which number includes 198,271 restricted Shares that were issued to officers, trustees and employees of Falcon pursuant to Falcon's equity incentive plan.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

        The name, business address and business telephone number of Falcon, which is the subject company and the person filing this Statement, are set forth above in Item 1, "Subject Company Information."

        This Statement relates to the tender offer by Flash Acquisition Company LLC, a Maryland limited liability company ("iStar Subsidiary") and a wholly owned subsidiary of iStar Financial Inc., a Maryland corporation ("iStar"), to purchase all of the issued and outstanding Shares, at a purchase price of $7.50 per Share, net to seller in cash, without interest (subject to applicable withholding taxes) (such price, or any such higher price per Share as may be paid in the Offer, referred to herein as the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by iStar and iStar Subsidiary with the Securities and Exchange Commission (the "Commission") on January 31, 2005. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(1) and (a)(1)(2) to this Statement, respectively, and are hereby incorporated in this Statement by reference.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 19, 2005, by and among iStar, iStar Subsidiary and Falcon (the "Merger Agreement"). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Maryland Limited Liability Company Act (the "LLC Act"), the Maryland General Corporation Law (the "MGCL") and Title 8 of the Corporations and Associations Article of the Annotated Code of Maryland (the "REIT Law"), iStar Subsidiary will be merged with and into Falcon (the "Merger"). After the effective time of the Merger (the "Effective Time"), Falcon will continue as the surviving company (the "Surviving Company") and will be a wholly owned subsidiary of iStar. At the Effective Time of the Merger, each issued and outstanding Share other than Shares owned by iStar, any of its subsidiaries (including iStar Subsidiary) and Shares held by shareholders who properly demand appraisal and comply with all provisions of the REIT Law and the MGCL, including Section 8.501(j) of the REIT Law and Sections 3-202 and 3-203 of the MGCL relating to dissenters' rights of appraisal (to the extent that appraisal rights are available under the REIT Law and MGCL), will be converted into the right to receive the same amount in cash per Share that is paid pursuant to the Offer. The Merger Agreement is summarized in Section 13, "The Merger Agreement; Shareholders Agreements, Share Option Agreement and Other Agreements" of the Offer to Purchase, which is being mailed to shareholders together with this Statement and filed as an exhibit to the Schedule TO. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is hereby incorporated in this Statement by reference.

        iStar Subsidiary is a Maryland limited liability company which was recently formed at the direction of iStar for the purpose of effecting the Offer and the Merger. iStar owns all of the outstanding membership interests of iStar Subsidiary. The principal executive offices of iStar and iStar Subsidiary are located at 1114 Avenue of the Americas, New York, New York 10036, and their telephone number at that address is (212) 930-9400.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Except as described below in this Item 3, to the knowledge of Falcon, as of the date of this Statement, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between Falcon or its affiliates and (1) Falcon's executive officers, trustees or affiliates, or (2) iStar, iStar Subsidiary or their respective executive officers, directors or affiliates.

        Where noted, the contracts, agreements, arrangements or understandings discussed below are also described in the Information Statement (the "Information Statement") pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder, that is attached as Annex B to this Schedule 14D-9 and is hereby incorporated herein by reference.

Agreements, Arrangements and Transactions with iStar.

        The Merger Agreement.    The summary of the Merger Agreement contained in the Offer to Purchase, which is filed as Exhibit (a)(1)(1) to this Statement and which is being mailed to shareholders together with this Statement, is hereby incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is hereby incorporated herein by reference.

        The Share Option Agreement.    In connection with the Merger Agreement, Falcon, iStar, and iStar Subsidiary entered into a Share Option Agreement, pursuant to which, subject to certain terms and conditions, Falcon has agreed to issue to iStar Subsidiary such number of Shares at the Offer price as is necessary for iStar Subsidiary to obtain at least ninety percent (90%) of the then issued and outstanding Shares of Falcon. The option will expire on the earlier of (i) the termination of the Merger Agreement, (ii) the effectiveness of the Merger, or (iii) 5:00 p.m., New York City time on the 30th business day following the consummation of the Offer. This summary is qualified in its entirety by reference to the Share Option Agreement, which has been filed as Exhibit (e)(2) to this Statement and is hereby incorporated herein by reference.

        Amendment to the Revolving Warehouse Financing Agreement.    On January 19, 2005, in connection with the Merger Agreement, Falcon, iStar and The Bank of New York, as paying agent and custodian, amended the existing Revolving Warehouse Financing Agreement between Falcon and iStar, whereby iStar acts as lender to Falcon. The amendment modifies the terms and provisions of the original Revolving Warehouse Financing Agreement to, among other things, increase the facility limit to $250,000,000, increase the maximum advance rate to 75% and to extend the termination date of the facility. The amendment was entered into in order to provide Falcon with access to financing necessary for Falcon to more effectively carry on its business during the period between the signing of the Merger Agreement and closing of the Merger. Except for as set forth in the amendment, the terms and conditions of the existing Revolving Warehouse Financing Agreement remain in full force and effect in all respects, and such terms and conditions are discussed below under the heading "Warehouse Line." This summary is qualified in its entirety by reference to the Amendment to Revolving Warehouse Financing Agreement, which has been filed as Exhibit (e)(3) to this Statement and is hereby incorporated herein by reference.

        Appointment of Trustees.    In the Merger Agreement, Falcon granted to iStar the right to designate members of the Board of Trustees of Falcon (the "Falcon Board" or the "Board"), in

proportion to their percentage ownership of the outstanding Shares, upon the consummation of the Offer. Additional information with respect to the appointment of trustees is contained in the Information Statement attached to this Statement as Annex B and the summary of iStar's right to appoint members to Falcon's Board contained in Section 11, "Background of the Offer; Past Contracts, Negotiations and Transactions," of the Offer to Purchase. This summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is hereby incorporated herein by reference.

        Confidentiality Agreement.    On December 9, 2004, Falcon and iStar entered into a confidentiality agreement (the "Confidentiality Agreement"). Under the terms of the Confidentiality Agreement, Falcon agreed to furnish certain confidential information concerning its business, operations and assets to iStar and its representatives in connection with iStar's evaluation of a possible transaction with Falcon. The summary of the Confidentiality Agreement contained in Section 13, "The Merger Agreement, Shareholder Agreements, Share Option Agreement and Other Agreements," of the Offer to Purchase, which is being mailed to shareholders together with this Statement, is hereby incorporated in this Statement by reference. This summary is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(4) to this Statement and is hereby incorporated herein by reference.

        Exclusivity Agreement.    On December 23, 2004, Falcon and iStar entered into an exclusivity agreement (the "Exclusivity Agreement") pursuant to which Falcon agreed not to continue or engage in discussions regarding or solicit any offer or proposal on the part of any person other than iStar to acquire Falcon until 11:59 p.m. Eastern time on January 14, 2005. Falcon also agreed not to consummate any securitization transaction involving the assets of Falcon during this exclusivity period. This agreement was amended on January 16, 2005, to extend the exclusivity period until 11:59 p.m. Eastern time on January 19, 2005. Such extension expressly permitted Falcon to engage in discussions with an unsolicited third party offeror. This summary is qualified in its entirety by reference to the Exclusivity Agreement, dated December 23, 2004, between Falcon and iStar, as amended, which has been filed as Exhibit (e)(5) to this Statement and is hereby incorporated herein by reference.

        Shareholder Agreements.    Each of Vernon B. Schwartz (Falcon's Chief Executive Officer and Chairman), David A. Karp (Falcon's President and Chief Financial Officer), James K. Hunt (Falcon's Lead Trustee), Maryann N. Keller (a Falcon Trustee), George G. Lowrance (a Falcon Trustee), Thomas F. Gilman (a Falcon Trustee) and Thomas R. Gibson (a Falcon Trustee) (collectively, the "Shareholders" and each, a "Shareholder") have entered into Shareholder Agreements, dated January 19, 2005, with iStar and iStar Subsidiary pursuant to which they have agreed, in their respective capacities as shareholders of Falcon, to tender all of their Shares, as well as any additional Shares which they may acquire, in the Offer (the "Shareholder Agreement"). As of January 19, 2005, the Shareholders held in the aggregate 684,035 Shares (including restricted Shares), which represented 4.3% of the outstanding Shares as of that date. The summary of the Shareholder Agreements contained in Section 13, "The Merger Agreement, Shareholder Agreements, Share Option Agreement and Other Agreements" of the Offer to Purchase. This summary is qualified in its entirety by reference to the Shareholder Agreements, dated December 23, 2004, between Falcon and iStar, as amended, which has been filed as Exhibits (e)(6) through (e)(12) to this Statement and are hereby incorporated herein by reference.

        Warehouse Line.    On April 28, 2004, Falcon entered into a $150 million Revolving Warehouse Financing Agreement with iStar, solely for the purpose of originating loans. As discussed above, pursuant to the Amendment to the Revolving Warehouse Financing Agreement entered into between Falcon and iStar on January 19, 2005, the facility limit was increased to $250 million. Interest is calculated using LIBOR plus 290 basis points. Under the facility, iStar financed all of Falcon's existing outstanding loans that were financed under the previously existing warehouse facility, which was terminated. In connection with entering into the new facility, Falcon paid a fee of $1.875 million to

iStar and a termination fee of $199,500 to the lenders under the previously existing facility. As of December 31, 2004, the outstanding balance was approximately $149.0 million. The interest rate as of December 31, 2004 was 5.3%.

        The warehouse credit line is secured by, among other things, Falcon's loans. All payments made by borrowers in respect of such loans are applied on a monthly basis to pay the outstanding fee and interest obligations under the warehouse credit line and to reduce the principal amount outstanding under the warehouse credit line by an amount equal to the portion of the payments on the loans that constitute payments of principal.

        This summary is qualified in its entirety by reference to the Revolving Warehouse Financing Agreement, which has been filed as Exhibit (e)(13) to this Statement and is hereby incorporated herein by reference.

Agreements, Arrangements and Transactions between Falcon and its Trustees, Executive Officers and Affiliates.

        Acceleration of Restricted Shares.    All outstanding restricted Shares will become fully vested upon the consummation of the Offer under the terms of Falcon's equity incentive plan. In addition, the Falcon Board has taken the actions necessary to allow holders of restricted Shares to tender their restricted Shares in the Offer. As a result, certain executive officers and trustees who currently hold restricted Shares will be able to tender their Shares and be able to receive the Offer Price with respect to all of their outstanding restricted Shares. A summary of the restricted Share awards with respect to Falcon's named executive officers is set forth in the Information Statement under the heading "Executive Compensation and Other Information."

        Amendments to Employment Agreements with David A. Karp and Vernon B. Schwartz.    In November 2003, Falcon entered into employment agreements with Vernon B. Schwartz, Chief Executive Officer and Chairman of the Board, and David A. Karp, President and Chief Financial Officer. The terms and conditions of the employment agreements with Messrs. Schwartz and Karp are set forth in the Information Statement under the heading "Executive Officers—Employment Arrangements and Severance Arrangements."

        In connection with the Merger Agreement, on January 19, 2005, Falcon entered into amended and restated employment agreements with Messrs. Schwartz and Karp. The new employment agreements become effective only upon consummation of the Offer and replace the existing employment agreements entered into with Messrs. Schwartz and Karp in November 2003. The executives will not receive any additional payments under the existing employment agreements or the new employment agreements as a result of the consummation of the Offer or the Merger. However, their restricted Shares will vest upon the consummation of the Offer in accordance with the terms of the equity incentive plan. Pursuant to the new employment agreements, Messrs. Schwartz and Karp each agreed to a two-year term of employment beginning from the time of the consummation of the Offer, with successive one-year renewal periods. The new agreements continue the executives' 2005 base salaries of $390,000, but provide for a reduction in severance payments from their existing employment agreements. The new agreements provide that if either executive is terminated without cause or resigns for "good reason," Falcon will be obligated to make a lump sum payment to the executive equal to two times his current base salary (plus prorated annual bonus) if such termination or resignation occurs within the first year of the effectiveness of the agreement, and thereafter, a lump sum payment equal to his current base salary (plus prorated annual bonus). Both executives also agreed not to compete with Falcon during their term of employment and for a period of 12 months thereafter and they also agreed not to solicit or hire any officer or manager level employee away from the employ of Falcon during their term of employment and for a period of 18 months thereafter. A summary of the amended employment agreements are set forth in the Information Statement under the heading "Employment Agreements and Severance Arrangements."

        This summary is qualified in its entirety by reference to the employment agreements with Messrs. Schwartz and Karp, which have been filed as Exhibits (e)(14) and (e)(15) to this Statement and are hereby incorporated herein by reference.

        Letter Agreements with Joseph L. Kirk and Ralph L. Miller.    On January 19, 2005, in connection with the Merger Agreement, two senior executives of Falcon, Mr. Joseph L. Kirk and Mr. Ralph L. Miller, executed letter agreements (i) acknowledging that certain changes to their employment as a result of the Offer and the Merger, such as the assignment of additional duties to them or the alteration of their existing duties and the substitution of iStar's benefits for benefits provided by Falcon, will not give rise to "good reason" to terminate their existing employment agreements with Falcon, which would allow them to receive certain severance payments, and (ii) making certain amendments to their employment agreements. By agreeing that such changes to their employment agreements did not give rise to a "good reason" to terminate such agreements, Messrs. Kirk and Miller relinquished any rights that they might have had to assert that they were owed severance payments as a result of the Offer and the Merger. This summary is qualified in its entirety by reference to the letters agreements with Messrs. Kirk and Miller, which have been filed as Exhibits (e)(16) and (e)(17) to this Statement and hereby incorporated herein by reference.

        Indemnification; Insurance.    Pursuant to the terms of the Merger Agreement, iStar and iStar Subsidiary agreed that all rights to indemnification for acts or omissions occurring prior to the effective time of the Merger now existing in favor of the current or former trustees, directors or officers of Falcon and its subsidiaries as provided in their respective declarations of trust, certificates of incorporation or bylaws (or similar organizational documents), will survive the Merger and will continue in full force and effect in accordance with their terms.

        In addition, in the event that any officer, director or trustee of Falcon or any of Falcon's subsidiaries is, or is threatened to be, made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, including without limitation, actions by or on behalf of securityholders, (each, a "Proceeding"), by reason of the fact that he is or was an officer, employee, director or trustee of Falcon or any of Falcon's subsidiaries or any action or omission by such individual in his capacity as such (including any action or omission occurring in connection with the approval of the Merger Agreement and the consummation of the transactions contemplated thereby), iStar and iStar Subsidiary and their respective successors and assigns will, from and after the effective time of the Merger, indemnify and hold harmless, as and to the full extent permitted by applicable law, each such party against any losses, claims, liabilities, expenses (including reasonable documented attorneys' fees and expenses), judgments, fines and amounts paid in settlement in accordance herewith in connection with any such Proceeding.

        For six years from the effective time of the Merger, iStar will maintain in effect Falcon's current directors' and officers' liability insurance covering those trustees, directors and officers who are currently covered by Falcon's directors' and officers' liability insurance policy (or, in lieu of maintaining such insurance, cause coverage to be provided under any policy maintained for the benefit of iStar or any of its subsidiaries or otherwise obtained by iStar, so long as the terms thereof are no less advantageous to the intended beneficiaries thereof than those of Falcon's policy); provided, however, that in no event will iStar be required to expend in excess of 200% of the annual premiums currently paid by Falcon for such insurance, and; provided, further, that if the annual premiums of such insurance coverage exceed such amount, iStar will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. In lieu of the foregoing, iStar may purchase six-year "tail" coverage covering acts or omissions prior to the effective time of the Merger on substantially similar terms to the existing policy of Falcon.

Actual or Potential Conflicts of Interest

        In considering the recommendations of the Falcon Board with respect to the Offer, the Merger and the Merger Agreement, and the fairness of the consideration to be received in the Offer and the Merger, shareholders should be aware that certain executive officers and trustees of Falcon have interests in the Offer and the Merger which are described above. The Falcon Board was aware of these potential conflicts of interest and considered them along with the other matters described below in Item 4, "The Solicitation or Recommendation—(b)(ii) Reasons for the Recommendation of the Falcon Board of Trustees."

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation of the Falcon Board.

        The Falcon Board unanimously (i) determined that the terms of the Offer and the Merger are advisable, fair to and in the best interests of Falcon's shareholders; (ii) approved the Merger Agreement, the Share Option Agreement and the other agreements and transactions contemplated thereby, including the Offer and the Merger; and (iii) recommends that holders of all Shares tender their Shares to iStar Subsidiary in the Offer.

  (b)(i) Background of the Transaction.

        In August 2003, prior to its initial public offering, Falcon explored various strategic alternatives, including the possibility of a sale of the company. In connection with these activities, representatives of Falcon held preliminary discussions with multiple parties, including iStar, regarding a potential sale but ultimately decided to move forward with its initial public offering.

        In late March 2004, Vernon B. Schwartz, Chairman and Chief Executive Officer of Falcon, contacted Jay Sugarman, Chairman and Chief Executive Officer of iStar, to discuss the possibility of iStar refinancing certain Falcon indebtedness. In April 2004, iStar and Falcon negotiated and executed a $150 million warehouse financing facility. See the summary description of the warehouse financing facility above under "Item 3. Past Contracts, Transactions, Negotiations and Agreements." At various times since the execution of the warehouse financing facility, officers of iStar and Falcon discussed its administration.

        On September 9, 2004, Mr. Sugarman and Jeffrey R. Digel, Executive Vice President of iStar, had dinner with Mr. Schwartz and David A. Karp, President, Chief Financial Officer and trustee of Falcon. They discussed various aspects of iStar's business model and product offerings. The group did not discuss a specific transaction between iStar and Falcon.

        On October 15, 2004, Mr. Digel had lunch with Mr. Karp during which they discussed a possible transaction between Falcon and iStar. Mr. Digel indicated that iStar might be interested in pursuing a possible acquisition of Falcon. Messrs. Digel and Karp discussed Falcon's history and share performance. After the meeting Messrs. Digel and Karp recommended to Messrs. Sugarman and Schwartz, respectively, that the parties should continue discussing a possible acquisition of Falcon.

        On October 21, 2004, Mr. Sugarman met with Messrs. Schwartz and Karp at iStar's New York City offices. At this meeting, they continued the discussions initiated on October 15 concerning a possible acquisition of Falcon, but no specific proposals were made.

        On October 26, 2004, Mr. Sugarman met with Messrs. Schwartz and Karp at iStar's New York City offices. At this meeting, they continued the discussions about a possible acquisition of Falcon, but no specific proposals were made. On October 27, 2004, Messrs. Sugarman, Digel and Schwartz and Maryann N. Keller, one of Falcon's trustees with particular knowledge of the auto dealership finance industry, met for dinner and discussed that industry. The group did not discuss a possible transaction between the two companies.

        On November 4, 2004, Mr. Sugarman and Mr. Schwartz discussed briefly by telephone the general terms of a potential acquisition transaction.

        On November 23, 2004, Mr. Sugarman and Mr. Schwartz met to continue to discuss the terms of a potential acquisition transaction. No specific terms were agreed, but the parties agreed to continue discussions. iStar and Falcon executed a confidentiality agreement on December 9, 2004.

        Between November 23, 2004 and December 23, 2004, the parties had several discussions regarding a possible cash acquisition of Falcon by iStar. On December 10, 2004, iStar provided an initial indication of interest at an offer price of $8.00 per Share subject to satisfactory completion of financial, legal and accounting due diligence and negotiation of a reduction of fees due under a pre-existing agreement between Falcon and a financial advisor that Falcon had previously engaged. On December 23, 2004, the financial advisor agreed to release Falcon from its fee obligations under the engagement letter.

        On December 14, 2004, Falcon's board held a special meeting during which the board discussed the potential transaction with iStar and Falcon's other strategic and financing alternatives. Representatives of Hogan & Hartson L.L.P., legal counsel for Falcon, were present at this meeting and made a presentation to the Falcon board regarding its fiduciary duties under Maryland law. Representatives of Lehman Brothers also attended the meeting to present their credentials to the board.

        On December 15, 2004, iStar indicated that it would only be willing to continue the discussions regarding a potential acquisition transaction if Falcon entered into an exclusivity agreement with iStar providing for exclusive negotiations with iStar for a specified period of time.

        On December 22, 2004, Falcon's board held a special telephonic meeting during which Falcon's senior management updated the board regarding the discussions with iStar and discussed iStar's request for an exclusivity agreement. Representatives of Hogan & Hartson L.L.P. and Lehman Brothers also participated. Falcon's board authorized senior management to enter into an exclusivity agreement with iStar and continue discussions with iStar regarding a potential acquisition of Falcon.

        On December 23, 2004, iStar and Falcon executed an exclusivity agreement in which Falcon agreed to exclusive negotiations with iStar until 11:59 p.m. on January 14, 2005. Falcon also agreed in the exclusivity agreement to refrain from completing any securitization transactions during the exclusivity period.

        Also on December 23, 2004, Clifford Chance US LLP, legal counsel for iStar, commenced its legal due diligence review of Falcon, based on publicly-available information and additional documents provided by Falcon. Later that day, Clifford Chance reviewed possible transaction structures with Hogan & Hartson L.L.P., including the possibility of a two-step merger transaction (i.e., a tender offer followed by a second step merger).

        From December 23, 2004 through January 3, 2005, Mr. Jay Nydick, President of iStar, and Mr. Schwartz held frequent conferences regarding transaction timing, transaction logistics, due diligence schedules and proposed modifications to the existing warehouse financing facility from iStar in favor of Falcon.

        On December 30, 2004, Clifford Chance, after reviewing the terms with iStar, circulated a draft of the proposed merger agreement to the parties.

        On January 5, 2005, Falcon engaged Lehman Brothers as its financial advisor in connection with the proposed transaction. While Goldman Sachs & Co. provided some coordination and computation assistance in connection with negotiations leading up to the transaction, iStar did not engage a financial advisor in connection with the proposed transaction.

        On January 5, 2005, Clifford Chance and Hogan & Hartson L.L.P., together with representatives from iStar and Falcon, discussed Falcon's comments to the proposed merger agreement, including a number of the representations and warranties contained in the agreement, the covenants governing the interim operations of Falcon, the non-solicitation provisions, the termination provisions, the termination fee, the conditions to the Offer and the mechanics for the Offer. On January 6, 2005, Hogan & Hartson L.L.P. circulated a written mark up reflecting its comments to the proposed merger agreement and setting forth a proposal for a written modification of the existing warehouse financing facility to govern the interim operations of Falcon.

        Also on January 5 and 6, 2005, certain officers and representatives of iStar met with Falcon management and its representatives to review financial information regarding Falcon. During the January 5 meeting, iStar informed representatives of Lehman Brothers that iStar also intended to hire PricewaterhouseCoopers LLP to perform limited confirmatory due diligence that would also involve speaking with Falcon's external auditors.

        On January 7, 2005, Falcon's board held a special telephonic meeting during which senior management updated the board regarding the negotiations with iStar. Representatives of Hogan & Hartson L.L.P. and Lehman Brothers also participated.

        On January 11, 2005, iStar revised its initial indication of interest to $7.50 per Share, subject to satisfactory completion of confirmatory financial and accounting due diligence by PricewaterhouseCoopers LLP and negotiation of a definitive merger agreement. Messrs. Sugarman and Nydick called Messrs. Schwartz and Karp to discuss the revised offer price. They also confirmed to Mr. Schwartz that iStar would agree to modify the existing warehouse financing facility in a manner favorable to Falcon, so that Falcon's board could consider a transaction with iStar or another party without the pressure of near-term financing concerns. Mr. Schwartz contacted Mr. Nydick at the end of the day to indicate that the parties should continue negotiations and Falcon would consider further whether an offer price of $7.50 per Share would be acceptable. iStar agreed that the parties should continue to work towards reaching a definitive agreement for the proposed acquisition, and that it would engage PricewaterhouseCoopers LLP to review the accounting and financial records of Falcon.

        On January 13, 2005, iStar and Falcon discussed extending the term of the exclusivity agreement to allow iStar the opportunity to complete its due diligence review. Prior to completion of negotiations regarding extending the exclusivity period, Falcon received an unsolicited letter from Kelly Capital, a small firm that was unknown to Falcon and its advisers. The letter was a preliminary indication of interest requesting that Falcon open discussions concerning the possible acquisition of Falcon at a price of $8.00 per Share, subject to due diligence and market conditions. Falcon was unable to respond at that time to the unsolicited indication of interest because the exclusivity letter prohibited such communications.

        On January 14, 2005, Mr. Schwartz informed Mr. Nydick that Falcon would like to open a dialogue with the third party in order to explore and assess the unsolicited indication of interest. iStar agreed to waive the provisions of the exclusivity agreement as they related to discussing a possible transaction with the third party. iStar and Falcon agreed to reconvene on January 15, 2005.

        Later on January 14, 2005, Falcon's board held a special telephonic meeting to discuss the indication of interest from the third party and to discuss the approaching expiration of the exclusivity agreement with iStar. Representatives of Hogan & Hartson L.L.P. and Lehman Brothers also participated. Hogan & Hartson L.L.P. advised the Falcon board regarding its fiduciary duties under Maryland law with respect to receipt of the unsolicited indication of interest. At this meeting, following extensive discussions, the board gave senior management permission to contact the third party in order to explore its indication of interest. Following the board meeting, Mr. Schwartz and a representative from Lehman Brothers contacted a representative of the third party and discussed its letter at length, including the reasons for and background of sending the letter, its identity and transaction history, its financial position, its requirement to secure financing necessary to complete a transaction, and other factors, including transaction timing and the length of time it would need to complete a due diligence review of Falcon.

        Also on January 14, 2005, Katten Muchin Zavis Rosenman, special counsel to iStar, circulated an initial draft of the amendment to the warehouse facility. At that time, Mr. Digel and Mr. Karp discussed the proposed modification and the interplay between the warehouse financing facility and the proposed merger agreement.

        On January 15, 2005, Mr. Nydick spoke with Mr. Schwartz. Mr. Schwartz informed Mr. Nydick that they had reviewed and discussed with the third party the unsolicited indication of interest and determined that there were concerns about the ability of the third party to secure financing and complete a more favorable transaction in a timely manner. Mr. Nydick discussed the possibility of revising the exclusivity letter to provide iStar exclusive negotiating rights until January 21, 2005. Mr. Nydick informed Mr. Schwartz that iStar was unwilling to continue discussions without some level of exclusivity.

        In the evening on January 15, 2005, the Falcon board held a special telephonic meeting to discuss the third party offer and iStar's request for exclusivity. Representatives of Hogan & Hartson L.L.P. and Lehman Brothers also participated. Mr. Schwartz and a representative from Lehman Brothers updated the board on its discussions with the third party. The Falcon board discussed the third party indication of interest at length, including, among other things, the matters described below under "—(b)(ii) Reasons for the Recommendation of the Falcon Board of Trustees."

        On January 16, 2005, the Falcon board held another special telephonic meeting to discuss the third party indication of interest and iStar's request for exclusivity. Representatives of Hogan & Hartson L.L.P. and Lehman Brothers also participated. At this meeting, the Falcon board authorized senior management to extend the exclusivity period until 11:59 p.m. on January 19, 2005, provided that the amended exclusivity agreement contained an exception for continuing discussions with the third party. On January 16, 2005, the parties executed an amendment to the exclusivity agreement on such terms.

        PricewaterhouseCoopers was allowed access to Falcon's records on January 18, 2005, to conduct its confirmatory accounting and financial due diligence review of Falcon.

        During the period from January 17 to January 19, 2005, legal counsel for iStar and Falcon continued to negotiate the terms of the proposed merger agreement, including provisions related to the timing and mechanics of the Offer, non-solicitation provisions, the conditions to the Offer, the termination provisions and size of the termination fee. During this period the parties also discussed and negotiated the terms of the Share Option Agreement, the Shareholder Agreements with all of the trustees of Falcon and the employment agreements of Messrs. Schwartz and Karp. Simultaneously, legal counsel for iStar and Falcon continued to negotiate the terms of the proposed amendment to the warehouse financing facility to govern the interim operations of Falcon in connection with entering into the proposed merger agreement. In addition, PricewaterhouseCoopers satisfactorily completed its due diligence review of Falcon and discussed its findings with iStar management.

        On January 19, 2005, representatives of iStar and Falcon, again discussed the terms of the proposed merger agreement. The parties agreed on the final terms of the agreement, including the amount of the termination fee that would be payable by Falcon to iStar and the circumstances requiring such payment. Also on January 19, 2005, legal counsel for iStar and Falcon agreed on the final terms of the proposed amendment to the warehouse financing facility.

        On January 19, 2005, iStar's board of directors met and, after presentations from iStar management and Clifford Chance, unanimously voted to approve the Merger Agreement, the acquisition of Falcon and the transactions contemplated thereby.

        On January 19, 2005, Falcon's board of trustees held a special meeting at which all of the trustees, certain members of senior management, and representatives of Lehman Brothers, and Hogan & Hartson L.L.P. were present in person or via teleconference. The special meeting was held in order for the Falcon board to consider and formally act upon the proposed acquisition of Falcon by iStar. At this meeting, Falcon's senior management reviewed with the board financial and business terms of the proposed transaction. Hogan & Hartson L.L.P. made a presentation to the Falcon board regarding its fiduciary duties under Maryland law and explained the material terms of the proposed merger agreement and related agreements, including tender offer mechanics, conditions to the offer, termination rights and provisions regarding break-up fees and termination expenses. Lehman Brothers then presented its financial analysis of the proposed transaction and delivered to the Falcon board its oral opinion that, as of the date of that opinion and based upon and subject to the factors and assumptions set forth in its written opinion of the same date, the $7.50 per Share offer price to be paid by iStar was fair, from a financial point of view, to Falcon's shareholders. See "—Opinion of Lehman Brothers, Inc." below.

        During these presentations, the Falcon trustees asked numerous questions of management and its legal counsel and financial advisors and discussed at length the presentations. After discussion by the Falcon board of trustees concerning, among other things, the matters described below under "—Falcon's Reasons for the Merger; Recommendation of the Falcon Board," the Falcon board of trustees unanimously approved the Offer and the Merger, the Merger Agreement and each of the related agreements.

        Shortly after that approval, iStar and Falcon signed the Merger Agreement. Concurrently with the execution of the Merger Agreement, the parties executed the Share Option Agreement and Shareholder Agreements with each of the trustees of Falcon, including Messrs. Schwartz and Karp, and the amendment to the warehouse financing facility. In addition, Falcon entered into amended and restated employment agreements with Messrs. Schwartz and Karp, effective upon completion of the offer. Ralph L. Miller and Joseph L. Kirk, officers of Falcon, also executed letter agreements acknowledging that certain changes resulting from the completion of the proposed transaction with iStar would not give rise to a right to terminate their employment with Falcon for good reason.

        On January 20, 2005, iStar and Falcon each publicly announced that they had entered into a merger agreement for the cash acquisition of Falcon by iStar at a price of $7.50 per Share.

  (b)(ii) Reasons for the Recommendation of the Falcon Board of Trustees.

        In reaching its recommendation described above in paragraph (a) of this Item 4, Falcon's Board considered a number of factors, including the following:

        1.     Offer Price in Relation to Recent Trading Prices. Falcon's Board considered the relationship of the Offer Price to the recent market prices of the Shares. The Offer Price represents (a) a premium of approximately 14% over the $6.58 closing sale price of the Shares on The Nasdaq National Market ("Nasdaq") on January 18, 2005, the last full trading day prior to the meeting of the Board to approve the Merger Agreement, and (b) a premium of approximately 12% over the average closing sales price of the Shares on the Nasdaq for the preceding 20 trading days.

        2.     Certainty of Consideration and Payment. Falcon's Board considered the fact that the Offer is an all cash tender offer and, therefore, the value of consideration that Falcon's shareholders will receive in the Offer is fixed and certain. The Board also considered iStar's size and financial position and its ability to pay the Offer Price without the need for a financing condition.

        3.     Falcon Operating and Financial Condition. Falcon's Board considered the current and historical financial condition and results of operations of Falcon, as well as its near and long term prospects and strategic objectives, including the risks and uncertainties in achieving those prospects and objectives. In particular, the Board considered Falcon's loan originations and revenues historically and expectations over the near and long term, as well as Falcon's prospects for achieving sufficient revenue growth needed to offset its operating expenses. The Board also considered Falcon's immediate financing needs if it were to remain a stand-alone company, including a new warehouse credit line to refinance its existing warehouse credit line with iStar and a securitization transaction. The Board considered Falcon's prospects for completing these financing transactions on acceptable terms in a timely fashion in the current market.

        4.     Strategic Alternatives. Falcon's Board considered the results of the process that had been conducted by the Falcon Board, with the assistance of executive management and Falcon's financial advisor, Lehman Brothers, to evaluate Falcon's strategic alternatives. The process included an analysis of strategic alternatives available to Falcon, including the alternative to remain an independent public company, the possibility of acquisitions of, or mergers with, other companies in its industry, as well as the risks and uncertainties associated with the alternatives. The Board considered an unsolicited preliminary indication of interest from a third party requesting that Falcon open discussions concerning the possible acquisition of Falcon at a price of $8.00 per Share, subject to due diligence and market conditions. The timing and background of this unsolicited offer is discussed above in this Item 3 under "(b)(ii) Background of the Transaction." The Board considered the preliminary nature of this offer, the fact that it was subject to adjustment based on due diligence and market conditions, the identity of the third party offeror and its uncertain track record for completing transactions of this size, and the third party's need for a financing condition, and determined that there were concerns about the ability of the third party to secure financing and complete a more favorable transaction in a timely fashion, and thus the concerns surrounding this indication of interest were far outweighed by the benefits of pursuing a transaction with iStar.

        5.     Lehman Brothers Inc.'s Fairness Opinion. Falcon's Board considered the oral opinion of Lehman Brothers (which was subsequently confirmed in writing, dated as of January 19, 2005) to the effect that, as of such date, based upon and subject to the considerations and assumptions set forth therein, the consideration to be received by holders of Shares pursuant to the Offer and the Merger is fair from a financial point of view to such holders. A copy of the written opinion rendered by Lehman Brothers to Falcon's Board, setting forth the procedures followed, the matters considered and the assumptions made by Lehman Brothers in arriving at its opinion, is attached as Annex A to this Statement and is hereby incorporated in this Statement by reference. Shareholders are urged to read this opinion in its entirety. The Board was aware that Lehman Brothers became entitled to certain fees upon the delivery of its fairness opinion and certain fees contingent upon consummation of the Offer. See Item 5—"Persons/Assets Retained, Employed, Compensated or Used" for a discussion of the fees payable to Lehman Brothers.

        6.     Terms of the Merger Agreement. The Board considered the fact that the terms of the Merger Agreement were determined through arm's-length negotiations between Falcon and its outside legal and financial advisors, on the one hand, and iStar and its legal and financial advisors, on the other. Among other provisions of the Merger Agreement considered important by the Board were:

  •
  the "fiduciary out" provisions of the Merger Agreement, which permit the Board to respond to and negotiate with a third person who makes an unsolicted takeover proposal that the Board determines in good faith, after consultation with its advisors, constitutes a superior proposal or is reasonably likely to result in a superior offer, and, in certain circumstances, the Board's ability to terminate the Merger Agreement, upon the payment of a $4.5 million termination fee, to pursue that offer if the Board determines that it constitutes a superior offer;

  •
  the fact that the Merger Agreement provides for a prompt tender offer that consists of cash for all of Falcon's Shares to be followed by a second step merger for the same cash consideration, thereby enabling Falcon's shareholders to obtain the benefits of the transaction at the earliest possible time; and

  •
  the limited conditions to Closing and the absence of any financing condition.

        7.     Likelihood of Success. Falcon's Board considered the likelihood of satisfaction of all conditions to consummation of the Offer and the Merger and the absence of any required regulatory approvals.

        8.     Warehouse Amendment. Falcon considered the fact that iStar is Falcon's lender under its warehouse credit line and was able to complete its due diligence review of Falcon quickly due to its familiarity with Falcon and was able to offer an amendment to the warehouse credit line which provided Falcon access to financing necessary for Falcon to originate loans during the period between signing of the Merger Agreement and closing of the Merger.

        9.     Potential Conflicts of Interest. Falcon's Board was aware of the potential conflicts of interest between Falcon, on the one hand, and certain of Falcon's officers and trustees, on the other hand, in the Offer and the Merger discussed in this Statement under Item 3 "—Certain Agreements, Arrangements and Transactions between Falcon and its Trustees, Executive Officers and Affiliates."

        The Board also considered certain negative factors, including the following:

  •
  the fact that the terms of the Merger Agreement require Falcon to delay the financing transactions that Falcon would otherwise need to complete if it were to remain a stand-alone company;

  •
  the risk that the conditions to consummation of the Offer may not be met and the Offer and Merger may not be completed, which could leave Falcon and its shareholders in a difficult position as Falcon would need to refinance its existing warehouse credit line with iStar very quickly; and

  •
  the existence of a $4.5 million termination fee payable in certain circumstance by the terms of the Merger Agreement that would make it more costly for another potential purchaser to acquire Falcon, and could deter competing third party offers to acquire Falcon.

        Falcon's Board of Trustees believed that these negative factors were far outweighed by the benefits of the Offer and the Merger.

        The foregoing discussion of factors considered and given weight by the Board is not intended to be exhaustive, but includes the material factors considered. In view of its many considerations, Falcon's Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of Falcon's Board may have given different weights to the various factors considered. After weighing all of these considerations, Falcon's Board unanimously determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

  (c) Intent to Tender.

        All of Falcon's trustees, including its chief executive officer and chief financial officer, have entered into shareholder agreements with iStar and the iStar Subsidiary pursuant to which they have agreed, in their respective capacities as shareholders of Falcon, to tender all of their Shares, as well as any additional Shares which they may acquire, in the Offer. See Item 3—"Past Contacts, Transactions, Negotiations and Agreements" for a discussion of the terms of the shareholder agreements.

  (d) Opinion of Lehman Brothers Inc.

        Overview.    At the January 19, 2005 meeting of Falcon's Board, Lehman Brothers presented the analysis of its opinion and then delivered its oral opinion, subsequently confirmed in writing, that, as of January 19, 2005, and based upon and subject to the assumptions, qualifications and limitations set forth in its opinion, the Offer Price is fair, from a financial point of view, to the shareholders of Falcon.

  Opinion of Lehman Brothers Inc.

        The Falcon Board engaged Lehman Brothers to act as its financial advisor with respect to the Offer and the Merger. On January 19, 2005, Lehman Brothers rendered its oral opinion (subsequently confirmed in writing) to the Board that, as of such date, and based upon and subject to matters and assumptions stated in its written opinion, from a financial point of view, the consideration to be offered to the shareholders of Falcon in the Offer and the Merger was fair to the shareholders of Falcon.

        The full text of Lehman Brothers' written opinion, dated January 19, 2005, is attached as Annex A to this Statement. Falcon shareholders are encouraged to read the opinion for a discussion of the assumptions made, procedures followed, factors considered, and limitations placed upon the review undertaken by Lehman Brothers in rendering its opinion. The following is a summary of the Lehman Brothers opinion and the methodology that Lehman Brothers used to render its fairness opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

        Lehman Brothers' advisory services and opinion were provided for the information and assistance of the Board in connection with its consideration of the Offer and the Merger. Lehman Brothers' opinion is not intended to be and does not constitute a recommendation to any Falcon shareholder as to whether the shareholder should accept the proposed Offer. Lehman Brothers was not requested to opine as to, and Lehman Brothers does not address, the Board's underlying business decision to proceed with or effect the transactions contemplated by the Merger Agreement. This summary should be read with the full text of the opinion.

        In arriving at its opinion, Lehman Brothers reviewed and analyzed:

  •
  The Merger Agreement and the specific terms of the Offer and the Merger;

  •
  Publicly available information concerning Falcon that Lehman Brothers believed to be relevant to its analysis, including Falcon's Annual Report on Form 10-K for the transition period from October 1, 2003 to December 31, 2003, Falcon's Quarterly Reports on Form 10-Q for the quarterly periods ended September 20, 2004, June 30, 2004 and March 31, 2004, Falcon's Form 8-K filed on April 22, 2004 regarding the resignation of Falcon's independent accountants;

  •
  Falcon's initial public offering prospectus dated December 16, 2003 filed with the SEC pursuant to Rule 424 (b)(1) of the Securities Act of 1933, as amended, on December 17, 2003 and Falcon's Form 8-K filed on January 26, 2004 regarding the capitalization table included in Falcon's initial public offering prospectus;

  •
  Financial and operating information with respect to the business, operations and prospects of Falcon furnished to Lehman Brothers by Falcon, including the current financial projections of Falcon prepared by Falcon management;

  •
  Trading history of Falcon's common shares from its initial public offering on December 17, 2003 to the present and a comparison of that trading history with those of other companies that Lehman Brothers deemed relevant;

  •
  Comparison of the historical financial results and present financial condition of Falcon with those of other companies that Lehman Brothers deemed relevant;

  •
  Comparison of the financial terms of the Offer and the Merger with the financial terms of certain other transactions that Lehman Brothers deemed relevant;

  •
  Comparison of Falcon's budget for the fiscal year 2004, prepared in January 2004, with Falcon's actual results for the year, including with respect to the volume of loans originated by Falcon;

  •
  Third party research analysts' current targets for the market price of the Falcon's common shares; and

  •
  The prospects of Falcon on a stand-alone basis and the alternatives available to Falcon to enhance shareholder value.

        In addition, Lehman Brothers had discussions with Falcon management concerning its business, operations, assets, financial condition and prospects and undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

        In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by Lehman Brothers without assuming any responsibility for independent verification of such information and further relied upon the assurances of Falcon management that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the current financial projections of Falcon prepared by Falcon management, upon advice of Falcon, Lehman Brothers assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Falcon management as to the future financial performance of Falcon and that Falcon would perform in accordance with such projections. However, for purposes of its analysis, Lehman Brothers also considered certain somewhat more conservative assumptions and estimates which resulted in certain adjustments to the projections provided by Falcon. Lehman Brothers discussed these adjusted projections with Falcon management and they agreed with the appropriateness of the use of such adjusted projections, as well as the projections prepared by Falcon management, in performing Lehman Brothers' analysis. In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of Falcon and did not make or obtain any evaluations or appraisals of the assets or liabilities of Falcon. Lehman Brothers is not an expert in the evaluation of loan portfolios or allowances for loan losses and, upon advice of Falcon, Lehman Brothers assumed that Falcon's current allowances for loan losses would be in the aggregate adequate to cover all such losses. In addition, Falcon did not authorize Lehman Brothers to solicit, and Lehman Brothers did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of Falcon's business. Lehman Brothers' opinion necessarily is based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its letter.

        In connection with rendering its opinion, Lehman Brothers performed certain financial, comparative and other analyses, as described below. In arriving at its opinion, Lehman Brothers did not ascribe a specific range of value to Falcon, but rather made a determination as to the fairness, from a financial point of view, to Falcon shareholders of the consideration to be offered in the Offer and Merger to shareholders of Falcon on the basis of financial and comparative analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances, and therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business, and economic conditions and other matters, many of which are beyond the control of Falcon. None of Falcon, Lehman Brothers, or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses were not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth herein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses might actually be sold.

        The following is a summary of the material financial analyses used by Lehman Brothers in connection with providing its opinion to the Board of Trustees. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Lehman Brothers, the tables must be taken together with the text of each summary. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Lehman Brothers' opinion.

Stock Trading History

        Lehman Brothers considered historical data with regard to the trading price of the Shares from Falcon's initial public offering on December 17, 2003 until January 18, 2005. During this period, the Shares reached a high price of $9.71 on January 20, 2004, but generally declined from that point, reaching a low of $6.17 on January 6, 2005. Based on iStar's offer of $7.50, Lehman Brothers noted that this represents a 14% premium to Falcon's reported closing price on January 18, 2005 of $6.58.

Comparable Company Analysis

        In order to assess how the public market values shares of comparable publicly traded companies, Lehman Brothers attempted to review companies within Falcon's peer group; however, Falcon operates within a niche market which to Lehman Brother's knowledge contains no other publicly traded comparable companies. Therefore, Lehman Brothers compiled a list of small cap REITs which most closely comparable to Falcon. The companies within the list were divided into three segments: (1) Operating Commercial REITs composed of Origen Financial Inc., Gladstone Commercial Corp., Sunset Financial Resources Inc., Dynex Capital Inc.; (2) Operating Residential REITs composed of Aames Investment Corp., Hanover Capital Mortgage Holdings Inc., Capital Alliance Income Trust Ltd; and (3) Non-operating Residential REITs composed of MFA Mortgage Investments, Inc., Anthracite Capital Inc., Anworth Mortgage Asset Corp., and American Mortgage Acceptance Company. Using publicly available information, Lehman Brothers calculated and analyzed each company's current stock price, price to book value, price to 2004 and 2005 estimated earnings per share, and dividend yield. The following table indicates the mean and median values for each segment.

	Market Price as a Multiple of:
Peer Group	Book Value		2004E EPS		2005E EPS		Dividend Yield
Oper. REITs—Commercial
Mean	0.94	x	36.9	x	13.1	x	6.4%
Median	0.90		34.1		8.1		4.3
Oper. REITs—Residential
Mean	1.18		11.4		7.5		11.1
Median	1.24		11.4		7.5		11.1
Non-oper. REITs—Residential
Mean	1.14		9.6		9.1		10.0
Median	1.09		10.0		9.6		10.0
FLCN	0.90	x	146.2	x	17.5	x	4.3%

        Lehman Brothers noted that due to Falcon's expected earnings and resulting dividend yields, an analysis of these metrics does not produce a meaningful result. Therefore, Lehman Brothers calculated the implied price per share based on what it deemed to be the relevant range of price to book multiples and arrived at an estimated price range of $5.82 to $7.27. Lehman Brothers applied a 15% control premium, which is in line with what is customarily paid in REIT transactions, and arrived at an estimated price range of $6.69 to $8.36. Lehman Brothers noted that the offer price of $7.50 by iStar was within this estimated price range.

Premiums Paid Analysis

        In order to assess how previous transactions had been valued, Lehman Brothers reviewed the premiums paid in selected mortgage REIT merger and acquisition transactions that Lehman Brothers deemed comparable to the Offer and the Merger. These transactions were segmented into two types: Group A represented transactions in which the target was a REIT that was performing at or above market expectations; and Group B represented transactions in which the target was a REIT that were performing below market expectations. Lehman Brothers calculated the premium per share paid by the acquirer compared to: (1) the share price of the target company on the day immediately prior to the signing of the Merger Agreement; and (2) the target's book value per share. The following table indicates the premium of each transaction reviewed by Lehman Brothers and the mean and median premium:

Target	Acquiror	Premium to Book Value	Premium to Pre Ann. Price
Transaction Group A
Apex Mortgage Capital	American Home Mortgage	18.5%	11.3%
FBR Asset Investment Corp.	Friedman, Billings, Ramsey Group	15.3%	19.8%
Imperial Credit Commercial	Imperial Credit	(5.3)%	NA

	Mean	9.5%	15.5%
	Median	15.3%	15.5%

Transaction Group B
CORE Cap, Inc.	Anthracite Capital	(26.8)%	NA
Impac Commercial Holdings	Amresco Capital Trust	(45.3)%	12.4%
Ocwen Asset Investment Corp.	Ocwen Financial Corp.	(58.5)%	13.9%

	Mean	(43.5)%	13.2%
	Median	(45.3)%	13.2%

        Lehman Brothers calculated the implied price per share based on the mean premiums listed in the above table and the book value and pre-announcement share price, respectively, of Falcon common shares and arrived at an estimated price range of $4.11 to $7.96. Lehman Brothers noted that iStar's offer of $7.50 was within this estimated price range.

Discounted Cash Flow Analysis

        As part of its analysis and in order to estimate the present value of Falcon common shares, Lehman Brothers prepared a three year discounted cash flow analysis for Falcon, calculated as of January 1, 2005 with projected cash flows for 2005 to 2007. The model was based on financial projections provided by Falcon management. Lehman Brothers analyzed sensitivities with regard to loan origination volumes, securitization enhancement levels, the size and pricing of future equity issuances, and discount rates. Loan origination volumes were assumed to be either inline with management projections or held constant through 2007 at the volume estimated for 2005. Securitization enhancement levels were analyzed at both those achieved historically and at an increased level based on estimates of future securitizations. Lehman Brothers analyzed the effect of issuing equity at either the current market price or at a price of 0.90x the then current book value per share. Lehman Brothers analyzed all sensitivities against discount rates between 8.0% and 10.0%, which represents the dividend yield that Lehman Brothers estimates the market expects from well performing commercial REITs.

        From this analysis, Lehman Brothers determined that the factors most effecting future value were Falcon's ability to reach sufficient scale to support overhead and Falcon's ability to raise sufficient equity at favorable terms to support growth. A required increase in securitization enhancement levels magnifies the impact of future equity issuances, by increasing the amount of equity that is required. As a result of these analyses, Lehman Brothers estimated the present value per share of Falcon common shares to be in the range of $5.75 to $6.90. Lehman Brothers applied a 15% premium as a proxy for potential synergies and arrived at an estimated price range of $6.61 to $7.94. Lehman Brothers noted that the offer price of $7.50 by iStar was within this estimated price range.

        Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. The Board of Trustees selected Lehman Brothers because of its expertise, reputation, and familiarity with the REIT industry generally and because its investment banking professionals have substantial experience in transactions comparable to the Offer and the Merger.

        Lehman Brothers' total fees for its services in connection with the Offer and the Merger and related transactions will be $1.8 million, of which $500,000 has been paid ($350,000 as a result of delivering this opinion), and $1.3 million is payable upon completion of the Offer and the Merger. Falcon has also agreed to reimburse Lehman Brothers for reasonable expenses incurred in the connection with the Offer and the Merger and related transactions and to indemnify Lehman Brothers for certain liabilities that may arise out of its engagement by the Board of Trustees and the rendering of its opinion. Lehman Brothers has not previously been compensated for investment banking or financial advisory services by Falcon.

        In the ordinary course of its business, Lehman Brothers may actively trade in the equity securities of Falcon for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in those securities.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

        On January 5, 2004, Falcon retained Lehman Brothers to provide financial advisory services in connection with the Offer and the Merger. Such services include the rendering of an opinion as to the fairness from a financial point of view of the shareholders of Falcon of the consideration to be received in the Offer and the Merger. Pursuant to the terms of Lehman Brothers' engagement, Falcon agreed to pay Lehman Brothers for its financial advisory services (i) a retainer of $150,000 that was paid upon the signing of the engagement agreement, (ii) a fee of $350,000 upon the delivery by Lehman Brothers of a fairness opinion to Falcon (such fee to be credited to any fee payable pursuant to subsection (iii) of this sentence), and (iii) upon the completion of a transaction whereby, directly or indirectly, control of all or substantially all of the equity interests in Falcon (or all or substantially all of the assets of Falcon) is transferred for consideration, a fee equal to 1.5% of such consideration, subject to a minimum fee of $1,500,000. Falcon also agreed to reimburse Lehman Brothers for reasonable expenses related to its engagement, including fees for its legal advisors, subject to a limit of $50,000 without Falcon's prior approval, such approval not to be unreasonably withheld by Falcon. Falcon further agreed to indemnify Lehman for certain costs, expenses and liabilities related to or arising out of its engagement.

        Lehman Brothers, as part of its investment banking business, is continually engaged in financial advisory roles, which may include, but are not limited to, equity and fixed income sales, trading and research, investment banking, private equity, general corporate and other services. In the ordinary course of business, Lehman Brothers and its affiliates may actively trade or hold the Shares for their own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        No transactions in Shares have been effected during the past 60 days by Falcon or any subsidiary of Falcon or, to the knowledge of Falcon, by any executive officer, trustee or affiliate of Falcon, except that on December 22, 2004, Ralph L. Miller, Falcon's Senior Vice President and National Marketing Director, sold 5,000 Shares at $6.91 per share in a broker executed transaction in the open market.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        Except as set forth in this Statement, Falcon is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of Falcon's securities by Falcon, any subsidiary of Falcon or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Falcon or any subsidiary of Falcon; (3) a purchase, sale or transfer of a material amount of assets of Falcon or any subsidiary of Falcon; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Falcon.

        Except as set forth in this Statement, there are no transactions, resolutions of the Falcon Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

        Information Statement.    An Information Statement provided pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, and attached to this Statement as Annex B is being furnished to the shareholders of Falcon in connection with the possible designation by iStar, pursuant to the terms of the Merger Agreement, of certain persons to be appointed to the Falcon Board other than at a meeting of Falcon's shareholders. Such information is hereby incorporated in this Statement by reference.

  Maryland General Corporate Law.

        (a)   Short-form Merger. Under the MGCL, if iStar Subsidiary acquires, pursuant to the Offer or otherwise, 90% or more of the outstanding Shares, iStar Subsidiary will be able to effect the Merger after consummation of the Offer without a vote of Falcon's shareholders. However, if iStar Subsidiary does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise and a vote of Falcon's shareholders is required under the MGCL, a longer period of time will be required to effect the Merger.

        (b)   Appraisal Rights. No appraisal rights are available under the MGCL in connection with the Offer. Furthermore, appraisal rights will not be available under the MGCL in connection with the Merger unless (i) a meeting of the Falcon shareholders is required to approve the Merger and (ii) the Shares are delisted from the Nasdaq National Market and are not relisted on any other national securities exchange, designated as a national market system security on an interdealer quotation system by the NASD or designated for trading on the Nasdaq Small Cap Market as of the record date for determining shareholders entitled to vote on the Merger at such meeting. If shareholders are entitled to appraisal rights, the preservation and exercise of appraisal rights are conditioned on strict adherence to the applicable provisions of the MGCL. Each shareholder of Falcon desiring to exercise appraisal rights should refer to Title 3, Subtitle 2, of the MGCL.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

        The following Exhibits are filed herewith:

Exhibit No.	Description
(a)(1)(1)	Offer to Purchase, dated January 31, 2004 (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by iStar on January 31, 2004).*
(a)(1)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO filed by iStar on January 31, 2004).*
(a)(1)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(3) to the Schedule TO filed by iStar on January 31, 2004).*
(a)(1)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(4) to the Schedule TO filed by iStar on January 31, 2004).*
(a)(1)(5)
Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(5) to the Schedule TO filed by iStar on January 31, 2004).*
(a)(1)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(6) to the Schedule TO filed by iStar on January 31, 2004).*
(a)(1)(7)	Press release issued by iStar Financial Inc. on January 31, 2005 (incorporated by reference to Exhibit (a)(7) to the Schedule TO filed by iStar on January 31, 2004).*
(a)(1)(8)	Summary Newspaper Advertisement published January 31, 2005 in the New York Times (incorporated by reference to Exhibit (a)(8) to the Schedule TO filed by iStar on January 31, 2004).
(a)(1)(9)	Letter to Shareholders from Vernon B. Schwartz.*
(a)(1)(10)	Opinion of Lehman Brothers Inc., dated January 19, 2005 (included as Annex A to this Schedule 14D-9).*
(e)(1)
Agreement and Plan of Merger dated January 19, 2005 among Falcon Financial Investment Trust, iStar Financial Inc. and Flash Acquisition Company LLC (incorporated by reference to the Form 8-K filed by Falcon Financial on January 24, 2005).
(e)(2)
Share Option Agreement dated January 19, 2005 among Falcon Financial Investment Trust, iStar Financial Inc. and Flash Acquisition Company LLC (incorporated by reference to the Form 8-K filed by Falcon Financial on January 24, 2005).
(e)(3)
Amendment to Revolving Warehouse Financing Agreement dated January 19, 2005 among Falcon Financial Investment Trust, iStar Financial Inc. and the Bank of New York as paying agent and custodian (incorporated by reference to the Form 8-K filed by Falcon Financial on January 24, 2005).
(e)(4)
Confidentiality Agreement dated December 9, 2004 between Falcon Financial Investment Trust and iStar Financial Inc. (incorporated by reference to Exhibit (d)(10) to the Schedule TO filed by iStar on January 31, 2004).
(e)(5)
Exclusivity Agreement dated December 23, 2004 between Falcon Financial Investment Trust and iStar Financial Inc. (incorporated by reference to Exhibit (d)(11) to the Schedule TO filed by iStar on January 31, 2004).

(e)(6)	Shareholders Agreement between Vernon B. Schwartz and iStar Financial dated January 19, 2005 (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by iStar on January 31, 2004).
(e)(7)	Shareholders Agreement between David A. Karp and iStar Financial dated January 19, 2005 (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by iStar on January 31, 2004).
(e)(8)	Shareholders Agreement between James K. Hunt and iStar Financial dated January 19, 2005 (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by iStar on January 31, 2004).
(e)(9)	Shareholders Agreement between Maryann N. Keller and iStar Financial dated January 19, 2005 (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed by iStar on January 31, 2004).
(e)(10)	Shareholders Agreement between George G. Lowrance and iStar Financial dated January 19, 2005 (incorporated by reference to Exhibit (d)(6) to the Schedule TO filed by iStar on January 31, 2004).
(e)(11)	Shareholders Agreement between Thomas F. Gilman and iStar Financial dated January 19, 2005 (incorporated by reference to Exhibit (d)(7) to the Schedule TO filed by iStar on January 31, 2004).
(e)(12)	Shareholders Agreement between Thomas R. Gibson and iStar Financial dated January 19, 2005 (incorporated by reference to Exhibit (d)(8) to the Schedule TO filed by iStar on January 31, 2004).
(e)(13)
Revolving Warehouse Financing Agreement dated April 28, 2004 among Falcon Financial Investment Trust, iStar Financial Inc. and the Bank of New York as paying agent and custodian (incorporated by reference to the Form 8-K filed by Falcon Financial on April 29, 2004).
(e)(14)	Amended and Restated Employment Agreement of Vernon B. Schwartz dated January 19, 2005 (incorporated by reference to the Form 8-K filed by Falcon Financial on January 24, 2005).
(e)(15)	Amended and Restated Employment Agreement of David A. Karp dated January 19, 2005 (incorporated by reference to the Form 8-K filed by Falcon Financial on January 24, 2005).
(e)(16)	Letter Agreement between Falcon Financial Investment Trust and Joseph L. Kirk, Jr. dated January 19, 2005 (incorporated by reference to the Form 8-K filed by Falcon Financial on January 24, 2005).
(e)(17)	Letter Agreement between Falcon Financial Investment Trust and Ralph L. Miller dated January 19, 2005 (incorporated by reference to the Form 8-K filed by Falcon Financial on January 24, 2005).
(e)(18)	Falcon Financial Investment Trust 2003 Equity Incentive Plan (incorporated by reference to Falcon Financial's Form S-11 filed on October 21, 2003).
(e)(19)	Falcon Financial Investment Trust Information Statement (included as Annex B to this Schedule 14D-9).*

*
Included in materials mailed to Falcon Financial's shareholders.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2005	FALCON FINANCIAL INVESTMENT TRUST
	By:	/s/ DAVID A. KARP
David A. Karp President and Chief Financial Officer

ANNEX A

         LEHMAN BROTHERS

January 19, 2005

Board of Trustees
Falcon Financial Investment Trust
15 Commerce Road
Stamford, CT 06902

Members of the Board:

        We understand that Falcon Financial Investment Trust ("Falcon" or the "Company") intends to enter into a transaction (the "Proposed Transaction") with iStar Financial, Inc. ("iStar") whereby (i) Flash Acquisition Company, a wholly owned subsidiary of iStar ("Flash"), will commence an offer to purchase for cash all of the outstanding common shares of the Company (the "Shares"), at a price per Share of $7.50 (the "Offer Price"), and (ii) following consummation of the offer, Flash will merge with and into the Company, and each Share outstanding immediately prior to the merger (other than the Shares owned by iStar or its subsidiaries and other than dissenting shares) will be converted into the right to receive the Offer Price. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger, dated as of January 19, 2005, among the Company, iStar and Flash (the "Agreement").

        We have been requested by the Board of Trustees of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's shareholders of the consideration to be offered to such shareholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

        In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including the Company's Annual Report on Form 10-K for the transition period from October 1, 2003 to December 31, 2003, the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 2004, June 30, 2004 and March 31, 2004, and the Company's Form 8-K filed on April 22, 2004 regarding the resignation of the Company's independent public accountants, (3) the Company's initial public offering prospectus dated December 16, 2003 filed with the SEC pursuant to Rule 424(b)(1) of the Securities Act of 1933, as amended, on December 17, 2003 and the Company's Form 8-K filed on January 26, 2004 regarding the capitalization table included in the Company's initial public offering prospectus, (4) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including the current financial projections of the Company prepared by management of the Company (the "Projections"), (5) a trading history of the Company's common shares from the Company's initial public offering on December 17, 2003 to the present and a comparison of that trading history with those of other companies that we deemed relevant, (6) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, (7) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant, (8) a comparison of the Company's budget for the fiscal year 2004, prepared in January 2004, with the Company's actual results for the year, including with respect to the volume of loans originated by the Company, (9) third party research analysts' current targets for the market price of the Shares, and (10) the prospects of the Company on a stand-alone basis and the alternatives available to the Company to enhance shareholder value. In addition, we have had discussions with the management of the Company concerning its business, operations,

A-1

assets, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

        In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Projections, upon advice of the Company we have assumed that such Projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform in accordance with such Projections. However, for purposes of our analysis, we also have considered certain somewhat more conservative assumptions and estimates which resulted in certain adjustments to the projections provided by the Company. We have discussed these adjusted projections with the management of the Company and they have agreed with the appropriateness of the use of such adjusted projections, as well as the projections prepared by management of the Company, in performing our analysis. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. In addition, we are not experts in the evaluation of loan portfolios or allowances for loan losses and, upon advice of the Company, we have assumed that the Company's current allowances for loan losses will be in the aggregate adequate to cover all such losses. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company's business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

        Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the shareholders of the Company in the Proposed Transaction is fair to such shareholders.

        We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion.

        This opinion is for the use and benefit of the Board of Trustees of the Company and is rendered to the Board of Trustees in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to whether to accept the consideration to be offered to the shareholders of the Company in connection with the Proposed Transaction.

Very truly yours,
LEHMAN BROTHERS

A-2

ANNEX B

FALCON FINANCIAL INVESTMENT TRUST
15 Commerce Road
Stamford, Connecticut 06902
(203) 967-0000

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SHAREHOLDERS OF FALCON FINANCIAL INVESTMENT TRUST IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO FALCON FINANCIAL INVESTMENT TRUST

        This Information Statement is being mailed to you on or about January 31, 2005 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of Falcon Financial Investment Trust, a Maryland real estate investment trust ("Falcon"), to the holders of record of Falcon's common shares of beneficial interest, par value $0.01 per share (the "Shares"). This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. Capitalized terms used and not otherwise defined in this Information Statement shall have the meaning set forth in the Statement.

        On January 19, 2005, Falcon entered into an Agreement and Plan of Merger (the "Merger Agreement") with iStar Financial Inc., a Maryland corporation ("iStar") and Flash Acquisition Company LLC ("iStar Subsidiary"), a Maryland limited liability company and a wholly owned subsidiary of iStar, pursuant to which iStar Subsidiary will commence a tender offer to purchase all of the issued and outstanding Shares at a price of $7.50 per Share, net to the seller in cash, without interest (subject to applicable withholding taxes) (such price, or any such higher price per Share as may be paid in the Offer, referred to herein as the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by iStar and iStar Subsidiary with the Securities and Exchange Commission (the "Commission") on January 31, 2005. You are receiving this Information Statement in connection with the possible election of persons designated by iStar to a majority of seats on the Board of Trustees of Falcon (the "Board" or the "Falcon Board"). The information set forth in this Information Statement supplements certain information set forth in the Statement. Information set forth in this Information Statement related to iStar, iStar Subsidiary or the iStar Designees (as defined below) has been provided by iStar. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

        The Offer is being made pursuant to the Merger Agreement which provides that, among other things, subject to the satisfaction or waiver of certain conditions set forth in this Information Statement, iStar Subsidiary will be merged with and into Falcon (the "Merger"). Following the consummation of the Merger, Falcon will continue as the surviving company and will be a wholly owned subsidiary of iStar. At the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than Shares owned by iStar, any of its subsidiaries (including iStar Subsidiary) and Shares held by shareholders who properly demand appraisal and comply with all provisions of the REIT Law and the MGCL, including Section 8.501(j) of the REIT Law and Sections 3-202 and 3-203 of the MGCL relating to dissenters' rights of appraisal), will be converted into the right to receive the Offer Price. The Offer, the Merger and the Merger Agreement are more fully described in the Statement, to which this Information Statement forms Annex B, which was filed by Falcon with the Commission on January 31, 2005 and which is being mailed to shareholders of Falcon along with this Information Statement.

        Pursuant to the Merger Agreement, iStar Subsidiary commenced the Offer on January 31, 2005. The Offer is currently scheduled to expire at 12:00 Midnight, New York City time, on February 28, 2005, unless iStar Subsidiary extends it.

VOTING SECURITIES OF FALCON

        The Shares are the only class of equity securities of Falcon outstanding and entitled to vote at a meeting of shareholders of Falcon. Each Share is entitled to one vote. As of the close of business on January 19, 2005, there were 15,965,232 Shares outstanding, which number includes 198,271 restricted Shares that were issued to officers, trustees and employees of Falcon pursuant to Falcon's equity incentive plan.

RIGHT TO DESIGNATE TRUSTEES

        Pursuant to the Merger Agreement, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, effective upon iStar Subsidiary's acceptance for payment of, and payment for, Shares pursuant to the Offer, iStar shall be entitled to designate such number of trustees, rounded up to the next whole number, on the Board as is equal to the product of the total number of trustees on the Board (determined after giving effect to the trustees elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by iStar or iStar Subsidiary bears to the total number of Shares then outstanding (the "iStar Designees"). At such time, Falcon is obligated to take all actions reasonably requested by iStar to cause the iStar Designees to be elected to the Board, including increasing the number of trustees and seeking and accepting the resignation of one or more existing trustees. Pursuant to separate agreements, two of Falcon's current trustees, Messrs. George G. Lowrance and Thomas R. Gibson, have agreed to resign in this circumstance. However, even if the iStar Designees are elected to the Board, until the Effective Time, Falcon, iStar and iStar Subsidiary have agreed that the Board shall include at least two Independent Trustees (as defined below), and Falcon has agreed to use its commercially reasonable efforts to ensure that the Board includes two Independent Trustees. Independent Trustees are trustees of Falcon who are not officers, employees or affiliates of Falcon or iStar and who are independent trustees of Falcon as defined by the listing standards of The Nasdaq National Market ("Nasdaq").

        iStar and iStar Subsidiary have informed Falcon that the iStar Designees will be chosen from the directors and executive officers of iStar and/or iStar Subsidiary listed in Schedule I of the Offer to Purchase, a copy of which is being mailed to shareholders together with this Information Statement and is filed as an exhibit to the Schedule TO. The information with respect to such individuals in Schedule I is hereby incorporated by reference in this Information Statement. iStar has informed Falcon that each of the individuals listed in Schedule I of the Offer to Purchase that may be chosen has consented to act as a trustee of Falcon, if so designated.

        Based solely on the information set forth in Schedule I of the Offer to Purchase, none of the executive officers and directors of iStar or iStar Subsidiary (1) is currently a trustee of, or holds any position with, Falcon, or (2) has a familial relationship with any trustees or executive officers of Falcon. Falcon has been advised that, to the knowledge of iStar and iStar Subsidiary, none of iStar's or iStar Subsidiary's executive officers or directors beneficially own any equity securities (or rights to acquire such equity securities) of Falcon and none have been involved in any transactions with Falcon or any of its trustees, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Commission.

        Additionally, iStar and iStar Subsidiary have informed Falcon that, to their knowledge, none of iStar's or iStar Subsidiary's executive officers or directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

CURRENT BOARD OF TRUSTEES

        Falcon's Articles of Amendment and Restatement of Declaration of Trust provides for a maximum of twelve trustees, such number to be determined by resolution of the Falcon Board. Pursuant to such a resolution, Falcon's Board is currently composed of seven members, each holding office until the next annual meeting of shareholders and until his or her successors is elected and qualified or until his or her earlier death, resignation or removal.

        Vernon B. Schwartz, a co-founder of our company, is our chief executive officer and chairman of our board of trustees. From our inception in 1997 until our reorganization as a Maryland REIT, Mr. Schwartz has been our chief executive officer and served as a member of our predecessor's board of managers. In addition, Mr. Schwartz has been an equity owner of Falcon Auto Venture, LLC, a senior managing member of our predecessor that was dissolved after the closing of our initial public offering, since its inception in 1997. Prior to 1997, Mr. Schwartz was chief executive officer of Reichmann International, the advisor to Quantum Realty Partners, an offshore real estate investment fund, and chairman, president and chief executive officer of Catellus Development Corporation, a publicly-owned California development corporation.

        David A. Karp, a co-founder of our company, is our president, chief financial officer and a trustee. From our inception in 1997 until our reorganization as a Maryland REIT, Mr. Karp served as a member of our predecessor's board of managers. Since August 2000, Mr. Karp has served as our president and since June 2003, Mr. Karp has also served as our chief financial officer. From 1997 to August 2000, Mr. Karp served as our chief operating and financial officer. In addition, Mr. Karp has been an equity owner of Falcon Auto Venture, LLC, a senior managing member of our predecessor that was dissolved after the closing of our initial public offering, since its inception in 1997. Mr. Karp has prior experience as senior vice president of Reichmann International, the advisor to Quantum Realty Partners, an offshore real estate investment fund, and principal of The Yarmouth Group, an institutional real estate investment advisor.

        James K. Hunt is one of our trustees and serves as our lead trustee. From our inception in 1997 until our reorganization as a Maryland REIT, Mr. Hunt served as a member of our predecessor's board of managers. Since October 2001, Mr. Hunt has been the founding managing partner for Bison Capital Asset Management, LLC, a Los Angeles based private equity investment firm. From 1990 through 2000, Mr. Hunt was an executive vice president for SunAmerica Investments, Inc., a managing member of our predecessor, Falcon Financial, LLC. Mr. Hunt also serves on the Board of Directors of Mobile Storage Group, Primus Guaranty, Ltd. (NYSE: PRS), CLS Worldwide Services, LLC and Helinet Aviation Services, LLC and the regional advisory board of Wilmington Trust.

        Maryann N. Keller has served as one of our trustees since December 2003. Since November 2000, Ms. Keller has worked as an automotive industry consultant for her own company, Maryann Keller Associates. From July 1999 to November 2000, Ms. Keller served as the President of the Automotive Services unit of Priceline.com. She joined Priceline.com from Furman Selz, where she served as a managing director and auto industry analyst from 1986 to 1999. Ms. Keller serves on the board of directors of Dollar Thrifty Automotive Group.

        George G. Lowrance has served as one of our trustees since December 2003. Mr. Lowrance is a partner in the law firm of Chappell, Hill & Lowrance, LLP. From January 1993 to June 1998, Mr. Lowrance was executive vice president, secretary and general counsel of United Auto Group, Inc. Prior to that, Mr. Lowrance was a dealer principal for 13 years, representing Pontiac, Chevrolet, Volvo, Nissan, Saab, Land Rover, Porsche, Audi, Volkswagen, Peugeot, Rolls Royce and Maserati. Mr. Lowrance served as chairman of the National Dealer Council for Audi from 1984 to 1987 and served in the same role for Porsche from 1987 to 1990.

        Thomas F. Gilman has served as one of our trustees since December 2003. Mr. Gilman served as the senior vice president and chief financial officer of Asbury Automotive Group, Inc., one of the largest automotive retail and service companies in the U.S., from January 2002 until September 2003 and as the vice president and chief financial officer of Asbury Automotive Group, Inc. from April 2001 to January 2002. From 1973 to 2000, Mr. Gilman served in various credit and financial capacities, including chief financial officer of Chrysler Financial Company L.L.C., at Chrysler/DaimlerChrysler Corporation. In 1998, Mr. Gilman was selected as a member of the Daimler-Benz/Chrysler Corporation merger integration team and appointed a member of the financial services committee of DaimlerChrysler Services, AG, positions he held until June 2000. In July 2000, Mr. Gilman founded CEO Solutions, LLC, an independent consulting practice, for which he served as president and CEO until April 2001. In March 2001, Leapsource, Inc., an internet-based, web-enabled provider of financial accounting outsourcing services, for which Mr. Gilman served as interim chief financial officer and as a director, filed for liquidation of its assets.

        Thomas R. Gibson has served as one of our trustees since July 2004. Previously, Mr. Gibson co-founded Asbury Automotive Group, Inc. (NYSE: ABG) in 1994 to acquire and manage retail automobile dealerships and currently serves as Chairman Emeritus. Prior to the formation of Asbury, Mr. Gibson served as President and CEO of Spectacor Management Group and as President and Chief Operating Officer of Subaru of America. Mr. Gibson began his career in the automobile industry in 1967 with the Ford Motor Company, holding various marketing and field management positions in the Lincoln-Mercury and Ford divisions. He holds an M.B.A. from Harvard University and an A.B. from DePauw University. Presently, Mr. Gibson serves on the board of directors of IKON Office Solutions (NYSE: IKN), and Dealer Tire, a privately held tire distribution company.

Trustee Compensation

        The members of the Falcon Board who are also our employees do not receive any additional compensation for their services on the Board. We pay our non-employee trustees $1,500 per board or committee meeting ($500 if the meeting is telephonic) and we reimburse their reasonable travel expenses incurred in connection with their attendance at board meetings. Non-employee trustees receive a $20,000 annual retainer and non-employee trustee committee chairs and the lead trustee are paid an additional $5,000 ($10,000 in the case of the Audit Committee) annual retainer. Each non-employee trustee received an initial grant of 1,000 restricted common shares and is eligible for an annual grant of $5,000 in restricted common shares. Both the initial grant and the annual grant are subject to a one-year vesting period. The restricted share grants will vest upon the consummation of the Offer. Each of our non-employee trustees is eligible to receive discretionary restricted common shares and/or option grants under our equity incentive plan.

Meetings and Committees of the Board of Trustees

        The Falcon Board has the authority to manage our business and affairs. Our Bylaws and applicable law permit the Board to establish committees from among its members and delegate authority to these committees for various purposes. In addition, the Bylaws provide that the Board must annually appoint officers to manage the affairs of Falcon on a day to day basis as set forth in the Bylaws or as otherwise directed by the Board. All members of the Board hold office until the next annual meeting of shareholders and the election and qualification of their successors. During the fiscal year ended December 31, 2004, our Board met eight times. No member of our Board of Trustees attended fewer than 75% of the meetings of the Board held during 2004. Although Falcon does not have a policy with respect to its trustees' attendance at the annual meeting of shareholders, all but one trustee attended the 2004 annual meeting of shareholders.

        Committees.    Our Board has established compensation, audit and nominating and corporate governance committees. Each committee reports to the Board.

        Compensation Committee.    The Compensation Committee, currently consisting of Messrs. Hunt, Gilman and Lowrance, each of whom is independent within the meaning of the rules of Nasdaq, is responsible for determining and paying compensation, salaries, annual bonuses, restricted share grants and benefits to officers, trustees and employees. The Compensation Committee met three times in 2004.

        As of the date of this Information Statement, the Compensation Committee has not yet prepared its Report on Executive Compensation for the fiscal year ended December 31, 2004.

        Audit Committee.    The Audit Committee, currently consisting of Messrs. Gilman and Hunt and Ms. Keller, reviews, acts on and reports to the Board with respect to various auditing and accounting matters. These matters include the selection and oversight of our internal and external auditors and review of our accounting books, records and policies, our procedures for addressing material risks, our financial statements, the appropriateness of our accounting principles and related party transactions. The Audit Committee met seven times in 2004. The Audit Committee charter is attached to our proxy materials filed with the Securities and Exchange Commission on April 29, 2004.

        Rules recently adopted by Nasdaq and the Securities and Exchange Commission impose strict independence requirements for all members of the Audit Committee. In addition to meeting Nasdaq's tests for trustee independence generally, trustees on Audit Committees must meet two basic criteria set forth in the Commission's rules. First, Audit Committee members are barred from accepting, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member's capacity as a member of the board and any board committee. The second basic criterion for determining independence provides that a member of an Audit Committee may not be an affiliated person of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee. Each member of the Audit Committee meets these independence requirements, in addition to the independence criteria established by Nasdaq for listed company board members generally. The Board has determined that Mr. Gilman is an Audit Committee "financial expert," as that term is defined under the Commission's rules.

        Falcon and its outside auditors have not completed their audit of Falcon's financial statements for the fiscal year ended December 31, 2004. Accordingly, the Report of the Audit Committee related to the fiscal year ended December 31, 2004 is not available as of the date of this Information Statement.

        Nominating and Corporate Governance Committee.    The Nominating and Corporate Governance Committee, consisting of Ms. Keller, Mr. Lowrance and Mr. Gibson, evaluates trustee nominee candidates and makes recommendations to the Board with respect to the nomination of individuals for election to the Board and to serve as committee members and advises the Board generally on corporate governance matters. Each member of this committee is independent within the meaning of the Nasdaq rules requiring members of nominating committees to be independent. The Nominating and Corporate Governance Committee met two times during 2004.

        The Nominating and Corporate Governance Committee charter sets forth certain criteria for the Committee to consider in evaluating potential trustee nominees. In order for the Board to have a substantial degree of independence from management, a majority of trustees must be independent of management, in both fact and appearance, and must satisfy the independence criteria of Nasdaq. The Committee considers whether trustee candidates have relevant experience and monitors the mix of skills and experience of trustees in order to assure that the Board has the necessary tools to perform its oversight function effectively. The Committee evaluates potential candidates against these requirements and objectives.

        The Nominating and Corporate Governance Committee relies primarily on recommendations from management and members of the Board to identify trustee nominee candidates. However, the Committee will consider timely written suggestions from shareholders. Shareholders wishing to suggest a candidate for trustee nomination should mail their suggestions to Falcon Financial Investment Trust, 15 Commerce Road, Stamford, Connecticut 06902, Attn: Secretary. The manner in which trustee nominee candidates suggested in accordance with this policy are evaluated shall not differ from the manner in which candidates recommended by other sources are evaluated.

        The written charters governing the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, as well as our Corporate Governance Guidelines, are posted on the Corporate Governance page of our website at http://www.falconfinancial.com. You may also obtain a copy of any of these documents without charge by writing to: Falcon Financial Investment Trust, 15 Commerce Road, Stamford, Connecticut 06902, Attn: Secretary.

        Communicating with the Board.    We invite shareholders and other interested parties to communicate any concerns they may have about our company directly and confidentially with either the presiding trustee or the non-management trustees as a group by writing to either the Lead Independent Trustee or the Non-Management Trustees, Falcon Financial Investment Trust, 15 Commerce Road, Stamford, Connecticut 06902.

        Code of Conduct and Ethics.    Falcon's code of conduct and ethics (the "Ethics Policy") sets forth Falcon's policies and expectations. The Ethics Policy, which applies to every Falcon trustee, officer and employee, addresses a number of topics, including conflicts of interest, relationships with others, corporate payments, disclosure policy, compliance with laws, corporate opportunities and the protection and proper use of Falcon's assets.

        You may obtain a copy of the Ethics Policy without charge by writing to: Falcon Financial Investment Trust, 15 Commerce Road, Stamford, Connecticut 06902, Attn: Secretary. Any additions or amendments to the Ethics Policy, and any waivers of the Ethics Policy for executive officers or trustees, will be posted on the Corporate Governance page of Falcon's website at http://www.falconfinancial.com and similarly provided without charge upon written request to Falcon's address listed above.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

        The table below sets forth, for the twelve months ended December 31, 2004, the cash compensation earned by or paid to our chief executive officer, our president and each of our three other most highly paid officers, collectively referred to as our "named executives."

(a) Summary Compensation Table (1)

Name	Period	Salary			Bonus			Restricted Share Awards(4)		All Other Compensation(5)
Vernon B. Schwartz Chief Executive Officer	2004 Jan. 1, 2003–Dec. 31, 2003 Oct. 1, 2002–Sept. 30, 2003	$ $ $	375,000 231,250 225,000	(2)	$ $ $	146,250 500,000 200,000	(2)	$	— 900,000 —	$ $ $	4,100 4,000 4,000
David A. Karp President and Chief Financial Officer	2004 Jan. 1, 2003–Dec. 31, 2003 Oct. 1, 2002–Sept. 30, 2003	$ $ $	375,000 231,250 225,000	(2)	$ $ $	146,250 500,000 200,000	(2)	$	— 900,000 —	$ $ $	4,100 4,000 4,000
Ralph L. Miller Senior Vice President and National Marketing Director	2004 Jan. 1, 2003–Dec. 31, 2003 Oct. 1, 2002–Sept. 30, 2003	$ $ $	150,000 100,000 100,000		$ $ $	25,000 202,348 239,112		$	— 135,000 —	$ $ $	96,909 4,000 4,000
John E. Warch Senior Vice President, Treasurer and Controller	2004 Jan. 1, 2003–Dec. 31, 2003 Oct. 1, 2002–Sept. 30, 2003	$ $ $	175,000 76,100 33,600		$ $	30,000 45,000 —		$	— 112,500 —	$ $	4,100 1,488 —
Allison W. Berman Senior Vice President, General Counsel and Secretary(3)	2004 Jan. 1, 2003–Dec. 31, 2003 Oct. 1, 2002–Sept. 30, 2003		$167,148 — —			$25,000 — —			$96,500 — —		$3,343 — —

(1)
Because of certain changes in Falcon's fiscal year as a result of its initial public offering in October 2003, the table includes overlap amounts for the period from January 1, 2003 to September 30, 2003.

(2)
The calculation of each of Messrs. Schwartz's and Karp's salary through December 15, 2003 was based on $225,000 per annum and after December 15, 2003 on $375,000 per annum. Included in the $500,000 bonus for each of Messrs. Schwartz and Karp for the twelve months ended December 31, 2003 is $200,000 relating to activities performed during the prior twelve months ended December 31, 2002 but paid in early 2003.

(3)
Ms. Berman joined Falcon in January 2004 as Senior Vice President, General Counsel and Secretary.

(4)
The amounts listed in this column represent the dollar value of Falcon's Shares on the date of grant of the restricted Shares. The restricted Shares were granted pursuant to the Falcon equity compensation plan, and such restricted Shares generally vest equally over three years beginning on the first anniversary of the grant date. Upon their grant, the restricted Shares have voting and dividend rights. As of December 31, 2004, the aggregate number of restricted Shares held by the individuals listed in the table, and the dollar value of such Shares, was: Mr. Schwartz (100,000 Shares, valued at $700,000); Mr. Karp (100,000 Shares, valued at $700,000); Mr. Miller (10,000 Shares, valued at $70,000); Mr. Warch (12,500 Shares, valued at $87,500); Ms. Berman (10,000 Shares, valued at $70,000).

(5)
All Other Compensation consists of employer matching contributions under Falcon's 401(k) plan. For Mr. Miller, the amount also represents commission payments.

(b) Option Grants in 2004

        No options to purchase any Shares were granted to any of the named executives during the fiscal year ended December 31, 2004.

Restricted Share Grants

        During the fiscal year ended December 31, 2004, we granted an aggregate of 11,000 restricted Shares to one named executive officer and one non-employee trustee. Upon their grant, the restricted Shares have voting and dividend rights. However, the restricted Shares are subject to forfeiture restrictions, which will terminate ratably over a three-year period from the date of grant. The restricted Shares will become fully vested upon the consummation of the Offer.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, TRUSTEES AND MANAGEMENT

        The following table sets forth certain information regarding the ownership of our Shares by (1) each of our trustees, (2) each of our executive officers, (3) all of our trustees and executive officers as a group and (4) each holder of five percent or more of our Shares, as of January 19, 2005. The Commission has defined "beneficial" ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement.

Beneficial Owner	Number of Shares Beneficially Owned	Percentage of All Shares
Wasatch Advisors, Inc.(1)	1,616,810	10.1%
Friedman, Billings, Ramsey Group, Inc.(2)	836,300	5.6%
Pennant Capital Management, LLC(3)	800,000	5.0%
Franklin Mutual Advisers, LLC(4)	1,086,100	6.8%
TIAA Affiliated Entities(5)	813,610	5.1%
Third Avenue Management LLC(6)	1,525,500	9.5%
Vernon B. Schwartz(7)	349,135	2.2%
David A. Karp(8)	325,850	2.0%
Joseph L. Kirk, Jr(9)	17,500	*
Ralph L. Miller(10)	10,000	*
John E. Warch(11)	12,700	*
Allison W. Berman(12)	10,200	*
James K. Hunt(13)	3,000	*
Maryann N. Keller(13)	1,000	*
George G. Lowrance(13)	1,000	*
Thomas F. Gilman(13)	3,000	*
Thomas R. Gibson (13)	1,000	*
Trustees and executive officers as a group	734,385	4.6%

*
Less than 1%.

(1)
Based solely on information disclosed in a Form 13F-HR filed by Wasatch Advisors, Inc. on November 12, 2004, reporting sole voting and dispositive power with respect to such Shares.

(2)
Based solely on information disclosed in a Form 13F-HR filed by Friedman, Billings, Ramsey Group, Inc. on November 9, 2004, reporting sole voting and dispositive power with respect to the Shares.

(3)
Based solely on information disclosed in a Schedule 13G/A filed by Alan Fournier and Pennant Capital Management, LLC on February 13, 2003, reporting shared voting and dispositive power with respect to such Shares.

(4)
Based solely on information disclosed in a Form 13F filed by Franklin Resources, Inc. with respect to Franklin Mutual Advisers, LLC on December 17, 2004, reporting sole voting and dispositive power with respect to such Shares.

(5)
Based solely on information disclosed in a Form 13F filed by Teachers Advisors, Inc. on January 19, 2005, reporting sole voting and dispositive power with respect to such shares.

(6)
Based solely on information disclosed in a Form 13F-HR filed by Third Avenue Management LLC on November 12, 2004, reporting sole voting and dispositive power with respect to such Shares.

(7)
Includes 100,000 restricted Shares issued under our equity incentive plan.

(8)
Includes 100,000 restricted Shares issued under our equity incentive plan, and 50 Shares that were gifted by Mr. Karp to his son sharing the same household.

(9)
Includes 17,500 restricted Shares issued under our equity incentive plan.

(10)
Includes 10,000 restricted Shares issued under our equity incentive plan.

(11)
Includes 12,500 restricted Shares issued under our equity incentive plan and 200 Shares purchased by Mr. Warch's minor children.

(12)
Includes 10,000 restricted Shares issued under our equity incentive plan and 200 Shares purchased by Ms. Berman's children sharing the same household.

(13)
Includes restricted Shares issued under our equity incentive plan.

EXECUTIVE OFFICERS

        The following table sets forth descriptions of the backgrounds of each of our executive officers other than our Chief Executive Officer and our President and Chief Financial Officer, whose information is set forth above under the heading "Current Board of Trustees." Officers are elected by and serve at the discretion of our Board.

Name	Age	Position
Joseph L. Kirk, Jr.	39	Senior Vice President and Chief Credit Officer
Ralph L. Miller	39	Senior Vice President and National Marketing Director
John E. Warch	47	Senior Vice President, Controller and Treasurer
Allison W. Berman	39	Senior Vice President, General Counsel and Secretary

        Joseph L. Kirk, Jr. has been our senior vice president and chief credit officer since 2000. Mr. Kirk joined our company in 1998 as a loan underwriter. Prior to joining our company, Mr. Kirk was a vice president and commercial credit department manager with Webster Bank since 1994. From 1989 to 1994, Mr. Kirk held various credit analysis positions for Shawmut Bank.

        Ralph L. Miller has been our senior vice president and national marketing director since 2002. Mr. Miller joined our company in 2000 as a senior marketing representative responsible for automotive dealership loan originations in the eastern United States. From 1999 to 2000, Mr. Miller was a vice president in marketing for Enterprise Mortgage Acceptance Company, a specialty finance company making franchise loans in various sectors. From 1996 to 1999, Mr. Miller was president of Vista Capital Funding, Inc., a mortgage banking firm.

        John E. Warch has been our senior vice president and controller since July 2003 and treasurer since January 2004. Prior to joining our company, Mr. Warch was a senior vice president of finance of Icon Capital Corp. since 2001. From 1998 to 2001, Mr. Warch was senior vice president and controller of Fintek, Inc. and from 1993 to 1998 was corporate vice president and controller of Charter Financial, Inc.

        Allison W. Berman has been our senior vice president, general counsel and secretary since January 2004. Prior to joining our company, Ms. Berman was counsel in the real estate/secured lending departments of Thacher Proffitt & Wood, which she joined in 1995. From 1992-1995, Ms. Berman was an associate with Buchanan Ingersoll. She began her legal career in 1990 in the real estate department of Stroock & Stroock & Lavan.

Employment Agreements and Severance Arrangements

        Amendments to Employment Agreements; Letter Agreements in Respect of Existing Employment Agreements.    As discussed below, in November 2003, Falcon entered into employment agreements with Vernon B. Schwartz, Chief Executive Officer and Chairman of the Board, and David A. Karp, President and Chief Financial Officer. The terms and conditions of the employment agreements with Messrs. Schwartz and Karp are set forth in Falcon's proxy materials filed with the Commission on April 29, 2004 under the heading "Employment Agreements." In connection with the Merger Agreement, on January 19, 2005, Falcon entered into amended and restated employment agreements with Messrs. Schwartz and Karp. The new employment agreements become effective only upon consummation of the Offer and replace the existing employment agreements entered into with Messrs. Schwartz and Karp in November 2003. The executives will not receive any payments under the existing employment agreements or the new employment agreements as a result of the consummation of the Offer or the Merger. However, their restricted Shares will vest upon the consummation of the Offer in accordance with the terms of the equity incentive plan. Pursuant to the new employment agreements, Messrs. Schwartz and Karp each agreed to a two-year term of employment beginning from the time of the consummation of the Offer, with successive one-year renewal periods. The new agreements continue the executives' 2005 base salaries of $390,000, but provide for a reduction in severance payments from their existing employment agreements, which provided for payment of up to three times base salary and bonus in the case of certain terminations of employment. The new agreements provide that if either executive is terminated without cause or resigns for "good reason," Falcon will be obligated to make a lump sum payment to the executive equal to two times his current base salary (plus prorated annual bonus) if such termination or resignation occurs within the first year of the effectiveness of the agreement, and thereafter, a lump sum payment equal to his current base salary (plus prorated annual bonus). Both executives also agreed not to compete with Falcon during their term of employment and for a period of 12 months thereafter and they also agreed not to solicit or hire any officer or manager level employee away from the employ of Falcon during their term of employment and for a period of 18 months thereafter.

        On January 19, 2005, in connection with the Merger Agreement, two senior executives of Falcon, Mr. Joseph L. Kirk, Jr. and Mr. Ralph L. Miller, executed letter agreements (i) acknowledging that certain changes to their employment as a result of the Offer and the Merger, such as the assignment of additional duties to them or the alteration of their existing duties and the substitution of iStar's benefits for benefits provided by Falcon, will not give rise to "good reason" to terminate their existing employment agreements with Falcon and (ii) making certain amendments to their employment agreements. By agreeing that such changes to their employment agreements did not give rise to a "good reason" to terminate such agreements, Messrs. Kirk and Miller relinquished rights that they might have had with respect to severance payments in connection with the Offer and the Merger.

        Employment Agreements in Effect Prior to the Consummation of the Offer.    In November 2003, we entered into employment agreements with David A. Karp and Vernon B. Schwartz under which Mr. Karp serves as our president, chief financial officer and trustee and Mr. Schwartz serves as our chief executive officer and chairman. The agreements are substantially identical. As described above, these employment agreements will be superseded by new employment agreements upon the consummation of the Offer. The initial term of each employment agreement ends on December 31, 2006, subject to additional one year renewals commencing on January 1, 2004, unless earlier terminated. Each executive's initial annual base salary under his employment agreement is $375,000. The annual base salary is subject to increase, but not decrease, by the board of trustees. Each executive is eligible for an annual bonus of up to 130% of his base salary, with a target bonus of 100% of his base salary. Each employment agreement also provides that the executive was granted under our equity incentive plan 100,000 restricted common shares in connection with our initial public offering. The restricted shares will vest as to one third of the shares on each of the first three anniversaries of the grant date. Each executive is entitled to executive life and disability insurance.

        Each executive's employment may be terminated by us in the case of his death, disability, for cause as defined in the employment agreement or without cause. A termination without cause shall be upon thirty days' notice by us. Each executive may terminate his employment for good reason or at any time upon thirty days' notice. Good reason for the purpose of the employment agreement means, without the executive's consent, a failure by us to comply with any material provision of the employment agreement, the assignment to the executive of any duties materially inconsistent with the executive's position with the company or a substantial adverse alteration in the nature of the executive's responsibilities, failure to reelect the executive as a trustee or removal of the executive from his position as a trustee by the board, other than for cause, a material reduction in employee benefits other than a reduction generally applicable to all of our eligible employees, relocation of our principal place of business outside a twenty five (25) mile radius of our current headquarters, or any purported termination of the executive's employment which is not effected pursuant to the terms of the employment agreement.

        If we terminate the executive's employment without cause, or the executive terminates his employment for good reason, the executive would be entitled to a pro-rata portion of his annual bonus at target level and a severance payment equal to three times the sum of his base salary plus the greater of his highest annual bonus earned in the last three fiscal years or his target annual bonus for the current year. All restricted shares, share options and other equity awards also would become fully vested as of the date of his termination.

        If the executive's employment is terminated by us because of disability, he is entitled to the payment of any unpaid portion of his salary, bonus, benefits and a pro-rata portion of his annual target bonus. Upon the executive's death, his heirs would be entitled to receive the unpaid portion of his salary, bonus and benefits and an amount equal to one year of base salary and target annual bonus. Upon his termination of employment due to death or disability, all restricted shares, share options and other equity awards would become fully vested.

        In the case of a termination of the executive's employment by us without cause, by the executive for good reason or due to his disability, we will pay the full cost of his health insurance benefits under our health insurance plan in which he was enrolled immediately prior to termination for a period of eighteen months.

        Each executive's employment agreement provides that he is subject to a non-competition and non-solicitation agreement during his employment and for a period of eighteen months following termination of employment. The employment agreement also provides that if benefits paid pursuant thereto are determined to be subject to an excise or similar tax, we will provide the executive with such additional compensation as is necessary to place him in the same after-tax position as he would have been had such tax not been paid or incurred.

        In November 2003, we entered into an employment agreement with Mr. Kirk under which Mr. Kirk serves as our senior vice president and chief credit officer. As described above, Mr. Kirk has entered into a letter agreement related to his employment agreement in connection with the Offer. The initial term of the employment agreement is for two years, subject to additional one year renewals. Mr. Kirk's initial annual base salary under his employment agreement is $150,000. The annual base salary is subject to increase, but not decrease, by the board of trustees. Mr. Kirk is eligible for an annual bonus of up to 30% of his base salary, with a target bonus of 15% of his base salary.

        Mr. Kirk's employment may be terminated by us in the case of his death, disability, for cause as defined in the employment agreement or without cause. A termination without cause shall be upon thirty days' notice by us. Mr. Kirk may terminate his employment for good reason or at any time upon thirty days' notice. Good reason for the purpose of the employment agreement means, without Mr. Kirk's consent, a failure by us to comply with any material provision of the employment agreement, the assignment to Mr. Kirk of any duties materially inconsistent with Mr. Kirk's position with the company or a substantial adverse alteration in the nature of Mr. Kirk's responsibilities, a material reduction in employee benefits other than a reduction generally applicable to all of our eligible employees, relocation of our principal place of business outside a twenty five (25) mile radius of our current headquarters, or any purported termination of Mr. Kirk's employment which is not effected pursuant to the terms of the employment agreement.

        If we terminate Mr. Kirk's employment without cause, or he terminates his employment for good reason, he would be entitled to a pro-rata portion of his annual bonus at target level and a severance payment equal to two times the sum of his base salary plus the greater of his highest annual bonus earned in the last three fiscal years or his target annual bonus for the current year. All restricted shares, share options and other equity awards also would become fully vested as of the date of his termination.

        If Mr. Kirk's employment is terminated by us because of disability, he is entitled to the payment of any unpaid portion of his salary, bonus, benefits and a pro-rata portion of his annual target bonus. Upon Mr. Kirk's death, his heirs would be entitled to receive the unpaid portion of his salary, bonus and benefits and an amount equal to one half of his base salary and one half of his target annual bonus. Upon his termination of employment due to death or disability, all restricted shares, share options and other equity awards would become fully vested.

        In the case of a termination of Mr. Kirk's employment by us without cause, by Mr. Kirk for good reason or due to his disability, we will pay the full cost of his health insurance benefits under our health insurance plan in which he was enrolled immediately prior to termination for a period of twelve months.

        The employment agreement also provides that if benefits paid pursuant thereto are determined to be subject to an excise or similar tax, we will provide Mr. Kirk with such additional compensation as is necessary to place him in the same after-tax position as he would have been had such tax not been paid or incurred.

        In July 2004, we entered into an employment agreement with Mr. Miller under which Mr. Miller serves as our senior vice president and national marketing director. As described above, Mr. Miller has entered into a letter agreement related to his employment agreement in connection with the Offer. The initial term of the agreement was from July 1, 2004 to December 31, 2004, and commencing on January 1, 2005, the term of Mr. Miller's employment will be one year, subject to one year renewals. Mr. Miller's initial annual base salary under his employment agreement is $175,000. The annual base salary is subject to increase, but not decrease, by the board of trustees. Mr. Miller is eligible for an annual bonus of up to 30% of his base salary, with a target bonus of 15% of his base salary.

        Mr. Miller's employment may be terminated by us in the case of his death, disability, for cause as defined in the employment agreement or without cause. A termination without cause shall be upon thirty days' notice by us. Mr. Miller may terminate his employment for good reason or at any time upon thirty days' notice. Good reason for the purpose of the employment agreement means, without Mr. Miller's consent, a failure by us to comply with any material provision of the employment agreement, the assignment to Mr. Miller of any duties materially inconsistent with Mr. Miller's position with the company or a substantial adverse alteration in the nature of Mr. Miller's responsibilities, a material reduction in employee benefits other than a reduction generally applicable to all of our eligible employees, or any purported termination of Mr. Miller's employment which is not effected pursuant to the terms of the employment agreement.

        If we terminate Mr. Miller's employment without cause, or he terminates his employment for good reason, he would be entitled to any accrued but unpaid salary, a pro-rata portion of his annual bonus at target level, certain compensation payments in connection with certain loans closed by Falcon within sixty (60) days of Mr. Miller's termination, and a severance payment equal to two times the sum of his base salary plus the greater of his highest annual bonus earned in the last three fiscal years or his target annual bonus for the current year. All restricted shares, share options and other equity awards also would become fully vested as of the date of his termination.

        If Mr. Miller's employment is terminated by us because of disability, he is entitled to the payment of any unpaid portion of his salary, bonus, benefits and a pro-rata portion of his annual target bonus. Upon Mr. Miller's death, his heirs would be entitled to receive the unpaid portion of his salary, bonus and benefits and an amount equal to one half of his base salary and one half of his target annual bonus. Upon his termination of employment due to death or disability, all restricted shares, share options and other equity awards would become fully vested.

        In the case of a termination of Mr. Miller's employment by us without cause, by Mr. Miller for good reason or due to his disability, we generally will pay the full cost of his health insurance benefits under our health insurance plan in which he was enrolled immediately prior to termination for a period of twelve months.

Compensation Committee Interlocks and Insider Participation

        None of our trustees, nor any of our executive officers, serves as a member of the governing body or Compensation Committee of any entity that has one or more executive officers serving as a member of the Falcon Board.

SHARE PERFORMANCE GRAPH

        The following graph compares the total cumulative shareholder returns on our Shares from December 18, 2003 (the first day that our Shares were publicly-traded) to January 18, 2005 (one day prior to the Board's approval of the Offer and Merger) to that of: (1) the Russell 1000 Financial Services Index, a capitalization-weighted index of 1,000 companies that provide financial services, and (2) the Nasdaq Stock Market, over the same period and intervals of time.

TRANSACTIONS WITH RELATED PARTIES

        Set forth below is information with regard to certain transactions since January 1, 2004 that we were a party to and in which certain shareholders beneficially owning more than five percent of our Shares had or have a material interest.

        On February 1, 2004, Friedman, Billings, Ramsey & Co., Inc. ("FBR"), the underwriters of our initial public offering and an affiliate of a beneficial owner of more than five percent of our Shares, exercised an over-allotment option that was granted to them in connection with our initial public offering, and pursuant to which we sold an additional 1.875 million Shares. The aggregate net proceeds to Falcon for the exercise of the over-allotment option was approximately $15.6 million, bringing the total aggregate net proceeds of the initial public offering to approximately $118 million.

        On July 8, 2003, we entered into an engagement letter agreement with FBR pursuant to which, until December 22, 2004, we had agreed to appoint FBR to act as lead underwriter or placement agent in connection with any public or private offering of our equity or debt securities and to act as our financial advisor in connection with any purchase or sale of assets or shares, merger, corporate acquisition, business combination, joint venture or other strategic transaction in which we may engage, subject to certain exceptions. In addition, we agreed to pay FBR a cash fee of $25,000 per quarter during 2004 and $55,000 per quarter during 2005. We also agreed to indemnify and hold harmless FBR and its directors, officers and various other persons from any liabilities incurred by those persons as a result of performing services on our behalf, except for liabilities incurred by FBR that are found by a judgment of a court to have resulted directly from FBR's willful misconduct or gross negligence. In addition to the fees paid to FBR in connection with the exercise of their over-allotment option as described above, during the fiscal year ended December 31, 2004, we paid FBR $100,000 in aggregate fees pursuant to the engagement letter agreement, and we are required to pay FBR $220,000 in aggregate fees in 2005.

SECTION 16 BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Securities Exchange Act of 1934 requires our trustees and executive officers and persons who own more than 10% of a registered class of our equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of common shares and other of our equity securities. Such reporting persons are required by rules of the SEC to furnish us with copies of all Section 16(a) reports they file.

        Ms. Allison W. Berman filed a Form 3 reporting her status as an executive officer subject to Section 16(a) late. Ms. Berman also filed a Form 4 reporting the January 20, 2004 grant of 10,000 restricted Shares, and the purchase by her minor children of 200 Shares, late.

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SIGNATURE
ANNEX A
ANNEX B FALCON FINANCIAL INVESTMENT TRUST 15 Commerce Road Stamford, Connecticut 06902 (203) 967-0000
INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
VOTING SECURITIES OF FALCON
RIGHT TO DESIGNATE TRUSTEES
CURRENT BOARD OF TRUSTEES
EXECUTIVE COMPENSATION AND OTHER INFORMATION
(a) Summary Compensation Table (1)
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, TRUSTEES AND MANAGEMENT
EXECUTIVE OFFICERS
SHARE PERFORMANCE GRAPH
TRANSACTIONS WITH RELATED PARTIES
SECTION 16 BENEFICIAL OWNERSHIP REPORTING COMPLIANCE